UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02027876

NO ACT
P.E 1-17-02
1-05647

April 1, 2002

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2002

Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Re: Mattel, Inc.
Incoming letter dated January 17, 2002

Dear Mr. Normile:

This is in response to your letter dated January 17, 2002 concerning the shareholder proposal submitted to Mattel by Marie-Claude Hessler-Grisel. We also have received letters from the proponent dated March 12, 2002, March 18, 2002 and March 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)



Enclosures

cc: Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France

063276

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

January 17, 2002

Sent Via Overnight Mail / Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc. -- Stockholder Proposal of Ms. Marie-Claude Hessler-Grisel

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mattel, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by Ms. Marie-Claude Hessler-Grisel (the "Proponent") to the Company by facsimile on December 10, 2001 (the "Proposal"). A copy of the Proposal and accompanying cover letter, dated December 4, 2001 (the "Letter"), is attached hereto as Attachment A.

With respect to the Proposal, the Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials.

## I. The Proposal

The resolution of the Proposal provides as follows:

"Whereas the Shareholders,

- alarmed by the shrinking share of international sales in Mattel's total sales (from 38% in 1996 to 29% in 2000),
- understanding the growing weight and sales impact on Mattel, Inc. of consumers' opinion on social responsibility, both positively and negatively,
- aware that establishing a first-time worldwide policy as set out below will require the Board of Directors' approval,

request the Board of Directors to formulate and adopt a policy of paying to Mattel's workers, and requesting Mattel's subcontractors to pay their workers, an income substantially above today's wages, i.e. truly providing for the workers' and their dependents' food, clothing, housing, education, health care, basic transportation and adequate discretionary money."

## II. Reason for Omission

We believe that we may omit the Proposal because it deals with a matter relating to the Company's ordinary business operations—general compensation—and is therefore excludible pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations." As the Securities and Exchange Commission stated in its Release accompanying the amendments to Rule 14a-8 during 1998, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." (Release No. 34-40018, Mary 21, 1998). The Release went on to state that "certain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff has consistently stated that the Rule 14a-8(i)(7) exclusion applies to proposals relating to "general compensation issues," as opposed to proposals limited to senior executive or director compensation issues. See Lucent Technologies (Nov. 6, 2001) (permitting exclusion of proposal to decrease salaries of "all officers and directors"); Avondale Financial Corp. (Feb. 11, 1998) (permitting exclusion of proposal to place restrictions on payment of bonuses to employees of registrant); Hydron Technologies, Inc. (May 8, 1997) (permitting exclusion of proposal to deny the grant of any stock options or cash bonuses to employees or directors of registrant); Chevron Corp. (Jan. 16, 1996) (permitting exclusion of proposal to impose restrictions on payment of bonuses to employees of company).

The Proposal relates to the compensation of "Mattel's workers" – a group clearly not limited to Mattel's senior executives and directors – and as such, we believe it may be excluded on Rule 14a-8(i)(7) grounds. See Xerox Corp. (Mar. 31, 2000) (permitting exclusion of proposal seeking policy that would provide all employees of the registrant with above-market compensation and benefits) and Merck & Co., Inc. (Mar. 6, 2000) (permitting exclusion of proposal seeking an increase in pay for the pharmacists of the registrant).

The Xerox Corp. (Mar. 31, 2000) no-action letter is particularly noteworthy as it involved a proposal that was very similar to the Proposal in our case. The proposal submitted to Xerox read: "It shall be the compensation policy of the Xerox Corporation to provide a target level of compensation, as well as benefits, to employees intended to be equal or better than the compensation paid by other companies in the market place in which Xerox Corporation operates and competes for equivalent skills and competencies for positions of similar responsibilities and desired levels of performance." The Staff found that the proposal related to "Xerox's ordinary business operations (i.e., general employee compensation matters)" and that it could be omitted in reliance on Rule 14a-8(i)(7). The Proposal in our case also relates to general employee compensation matters, and we respectfully submit that it also may be excluded in reliance on Rule 14a-8(i)(7).

**III. Conclusion**

For the reasons provided herein, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter, and the Letter containing the Proposal and its supporting statement. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachment

cc: Ms. Hessler-Grisel (w/attachment)

## ATTACHMENT A

## The Proposal and Letter From Ms. Hessler-Grisel

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

To the attention of
Mr. Secretary of Mattel, Inc.
333 Continental Boulevard
El Segundo California 90245-5012

3 pages

Paris, December 10, 2001

Dear Mr. Secretary,

Please find enclosed a copy of the letter and the shareholder proposal I sent you by chronopost on Wednesday, December 5, 2001 and which you normally should have received by today.

Very sincerely.

Marie-Claude Hessler-Grisel

Tel: 33 1 47348352 Fax: 33 1 45671150 e-mail: mhessler@club-internet.fr

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

To the attention of
Mr. Secretary of Mattel, Inc.
333 Continental Boulevard
El Segundo California 90245-5012

Paris, December 4, 2001

Dear Mr. Secretary,

Please find enclosed the proposal I intend to submit to the next Annual Meeting of Mattel, Inc.

I am an individual registered shareholder owning 250 shares which I have held for more than 12 months.

I hereby confirm that I intend to continue to hold the securities through the date of the meeting of shareholders.

Very sincerely.

Marie-Claude Hessler-Grisel

Tel. 33 1 47348352 Fax: 33 1 45671150 e-mail: mhessler@club-internet.fr

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

## SHAREHOLDER PROPOSAL

Whereas the Shareholders,

- alarmed by the shrinking share of international sales in Mattel's total sales (from 38% in 1996 to 29% in 2000),
- understanding the growing weight and sales impact on Mattel, Inc. of consumers' opinion on social responsibility, both positively and negatively,
- aware that establishing a first-time worldwide policy as set out below will require the Board of Directors' approval,

request the Board of Directors to formulate and adopt the policy of paying to Mattel's workers, and requesting Mattel's subcontractors to pay their workers, an income substantially above today's wages, i.e. truly providing for the workers' and their dependents' food, clothing, housing, education, health care, basic transportation and adequate discretionary money.

## SUPPORTING STATEMENT

The decline of sales outside of the United States in the last years, from 38% in 1996 to 29% in 2000, puts in jeopardy the international position of Mattel, Inc. and its growth prospects. New customers have to be found worldwide.

By implementing the described wage policy, the Board of Directors could, to our knowledge, make Mattel, Inc. the first manufacturing multinational corporation to follow globally the famous domestic policy of Henry Ford.

At first sight, the decision may seem both costly and unnecessary. However a closer look shows that it would reflect a sound strategy.

In terms of cost, workers' compensation is a small percentage of the product cost. The higher cost due to a large compensation increase would as a minimum be compensated by :
1) additional quality, motivation and productivity of the workers,
2) the fact that Mattel, Inc. would help create local income and new generations of consumers,
3) the free advertising such a bold policy would get, and
4) the fact that consumers in the United States and in Europe would privilege our products.

As an additional consideration, the tragic events of September 11, 2001 have made us realize the privileges we enjoy in the United States and in Europe and the dangers of growing inequalities between rich and poor nations. By making a sweeping change of policy, the Board of Directors would contribute to closing the gap.

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

January 17, 2002

Sent Via Overnight Mail / Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc.
Stockholder Proposal Submitted by John Chevedden Purportedly on Behalf of Bernard Schlossman and Naomi Schlossman

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice that Mattel, Inc., a Delaware corporation (the "Company"), intends to omit from the proxy statement and form of proxy for the Company's 2002 annual meeting of stockholders (together, the "Proxy Materials") the proposal submitted to the Company by John Chevedden, purportedly on behalf of Bernard Schlossman and Naomi Schlossman, by facsimile on December 10, 2000. A copy of Mr. Chevedden's December 10 facsimile is attached hereto as Attachment A. The first sentence of the facsimile states that the proposal is being made "through" John Chevedden.

Christopher O'Brien, Vice-President – Assistant General Counsel, and Norman Gholson, Senior Counsel, acting on behalf of the Company, had a telephone conversation with Mr. Schlossman regarding the Proposal on December 18, 2001. On December 20, 2001, the Company sent Mr. Chevedden a letter detailing the respects in which he failed to comply with the procedural and eligibility requirements of Rule 14a-8(b) (the "Procedural Deficiencies Letter"), a copy of which is attached hereto as Attachment B. Mr. Chevedden responded to the Company's letter by facsimile on January 2, 2002 ("Mr. Chevedden's Response Letter"), a copy of which is attached hereto as Attachment C. Mr. Chevedden's Response Letter contained a revised version of the proposal, which modified the proposal so as to reduce its length to less than 500 words (we refer to the proposal, as amended, as the "Proposal").

The Company believes that it may omit the Proposal for each of the following reasons: (1) Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f); and (2) the Proposal contains numerous misleading or inaccurate statements of material facts in violation of the proxy rules, and therefore the Proposal may be excluded under Rule 14a-8(i)(3). The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials for either of these reasons.

The Company believes that it may have one additional basis to omit the Proposal from the Proxy Materials. The Company received a proposal for inclusion in the Proxy Materials from the Connecticut Retirement Plans & Trust Funds (the "CRPTF Proposal") on December 6, 2001 (prior to the Company's receipt of Mr. Chevedden's Proposal), a copy of which is attached hereto as Attachment D. The Company has not yet determined whether it will include CRPTF Proposal in the Proxy Materials. The Company believes, however, that if it did include the CRPTF Proposal in the Proxy Materials it could then omit Mr. Chevedden's Proposal pursuant to Rule 14a-8(i)(11) because Mr. Chevedden's Proposal is substantially duplicative of the CRPTF Proposal.

If the Staff is unable to concur that the Company may exclude the Proposal pursuant to Rule 14a-8(f) or Rule 14a-8(i)(3), the Company requests the concurrence of the Staff that, in the event that the Company includes the CRPTF Proposal in the Proxy Materials, it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials pursuant to Rule 14a-8(i)(11).

I. The Proposal

The Proposal states:

> "Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These are the requested provisions of this unified policy:
>
> 1) Applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.
>
> 2) Includes that golden parachutes be omitted for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) Applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Our company would have the discretion of seeking shareholder approval after the material terms of a severance agreement were tentatively agreed upon."

The Proposal was originally sent to the Company via facsimile by Mr. Chevedden on December 10, 2001. Mr. Chevedden asserted, in the first sentence of his December 10 transmission of the Proposal, that the Proposal was being made "by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872]." Mr. Chevedden did not attach any correspondence from the Schlossmans themselves, and Mr. Chevedden did not provide any written statement from the Schlossmans that they had appointed Mr. Chevedden as their proxy for the purpose of making the Proposal. There also was no cover letter with Mr. Chevedden's December 10 transmission of the Proposal, and neither Mr. Chevedden nor the Schlossmans made any effort at that time to comply with any of the requirements of Rule 14a-8 for demonstrating eligibility, including the required showing that the shareholder proponent owns the requisite amount of stock, and the required representation that the shareholder proponent will hold such stock through the date of the annual meeting. Mr. Chevedden still has not, to this date, furnished the Company with any written statement from the Schlossmans whatsoever.

**II. Reasons for Omission**

A. Mr. Chevedden Has Failed To Comply With The Eligibility and Procedural Requirements Of Rule 14a-8.

The Company believes that Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8 in at least one of two respects.

1. The True Proponent is Mr. Chevedden, and He Has Not Demonstrated His Eligibility To Submit a Proposal.

Mr. Chevedden is not a shareholder of Mattel and, as such, is not eligible to submit shareholder proposals to the Company pursuant to Rule 14a-8(b)(1). Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. Rule 14a-8 is not intended as a mechanism for shareholder activists who are not shareholders of a particular company to express or enlist support for their views on that company's performance or corporate governance in the proxy statement.

The Commission's shareholder proposal rules have always included a requirement that the person submitting the proposal be a security holder of the company to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Commission said:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in the proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its [sic] adopting the eligibility requirement as proposed.

Release No. 34-20091 (Aug. 16, 1983).

With respect to the Company, Mr. Chevedden is a shareholder activist and not a shareholder. He has neither an economic stake nor an investment interest in the Company, and has demonstrated a pattern over the past three years of submitting proposals to the Company ostensibly on behalf of other people who are shareholders of the Company. To our knowledge, such shareholders have not attended the annual meetings at which Mr. Chevedden has presented proposals. The Company believes that Mr. Chevedden is attempting to circumvent the procedural requirements and purpose of Rule 14a-8 by purportedly having actual shareholders of the Company appoint him as their proxy.

There is a marked contrast between a shareholder who appoints another person as his or her proxy in order to acquire the proxy's advice, counsel and experience in addressing the shareholder's concerns with the company, on the one hand, and a shareholder who lends his or her status as a shareholder to an activist in order to permit the activist to further the activist's own agenda, on the other hand. While the former might be permissible, the latter clearly should not be, as it directly contravenes the intent of the eligibility requirements of Rule 14a-8.

We understand that on prior occasions the Staff has permitted Mr. Chevedden to submit shareholder proposals in which he was truly acting as a proxy for interested shareholders. We believe, however, that an examination of the facts and circumstances of this case indicate that the Proposal is the work of Mr. Chevedden alone, and that the actual shareholders in this case, the Schlossmans, are only nominal proponents. This situation is most analogous to the situation recently presented in TRW, Inc. (Jan. 24, 2001), in which the Staff granted no-action relief to a registrant that received a proposal from Mr. Chevedden, where Mr. Chevedden was purportedly acting as a proxy for a TRW shareholder.

In TRW, the registrant received a proposal from Mr. Chevedden, who was not himself a shareholder of TRW, purportedly on behalf of a person who actually owned TRW shares. The Staff in TRW ultimately concluded that Mr. Chevedden was the true proponent of the proposal, and that the proposal could be excluded because Mr. Chevedden was not eligible under Rule 14a-8(b) to submit the proposal. In reaching this conclusion the Staff noted three factors, among others, that contributed to its assessment that the true proponent of the proposal was Mr. Chevedden: (i) that the actual shareholder had indicated that Mr. Chevedden had drafted the Proposal, (ii) that the actual TRW shareholder had stated to the Company that he was acting to support Mr. Chevedden and the efforts of Mr. Chevedden, and (iii) that the actual TRW shareholder became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to an inquiry by Mr. Chevedden on the internet for TRW shareholders.

We believe that similar factors are present in this case. When the Company contacted Mr. Schlossman on December 18, 2001 by telephone to discuss the Proposal, Mr. Schlossman made remarks indicating that it was Mr. Chevedden, and not Mr. or Ms. Schlossman, who had drafted the Proposal. Mr. Schlossman stated that that he was "not aware of the specifics" of the Proposal, and that he was "not aware of the subject matter" of the Proposal.

In addition, when the Company contacted Mr. Schlossman by telephone to discuss the Proposal, Mr. Schlossman stated that he generally was "trying to support Mr. Chevedden." In TRW, the registrant noted that the actual TRW shareholder stated that all discussion or negotiation of the proposal would have to be directed to Mr. Chevedden. The same is true in this case. When the Company asked Mr. Schlossman what concerns he had as a shareholder of the Company, he stated simply that the Company would have to contact Mr. Chevedden if it wanted to discuss the Proposal.

Although Mr. Chevedden has submitted proposals to various registrants through the Schlossmans on previous occasions, including to the Company during the 2001 proxy season, we believe that the focus of the inquiry should be on whether the proposal was brought at the initiative of the actual shareholder of a registrant, as opposed to the initiative of a non-shareholder. In this case, as in TRW, the genesis of the proposal was with a non-shareholder of the registrant – Mr. Chevedden. The actual shareholder of the Company did not solicit Mr. Chevedden's support in bringing forth the Proposal; rather, as in TRW, the actual shareholder of the Company lent his support to Mr. Chevedden, who in turn crafted the Proposal. This case in fact goes beyond TRW, as the actual shareholder in this case was unaware of the subject matter of the Proposal both before and even after the Proposal had been drafted by Mr. Chevedden and submitted to the Company.

Even absent the explicit representations of Mr. Schlossman in the Company's conversation with him, it would be clear to any objective observer that the Proposal was prepared by Mr. Chevedden. The style and format of the Proposal, including the distinctive style of utilizing unattributed quotes and even the type font, is identical to the style and format used by Mr. Chevedden in the proposal that he submitted to the Company during the 2001 proxy season. The Proposal was sent to the Company via facsimile from Mr. Chevedden along with another proposal, purportedly on behalf of a different shareholder, that utilizes the same style and format. The facsimile transmission of the Proposal did not include any correspondence from the Schlossmans or any other indication that they had participated in the development of the Proposal or that they had even authorized Mr. Chevedden to make the Proposal. Indeed, to this date the Company has never received any written correspondence from the Schlossmans with regard to the Proposal.

Mr. Chevedden's practices with other registrants further confirm that he is the author and proponent of the Proposal. The Proposal is very similar to a proposal that Mr. Chevedden submitted, purportedly on behalf of John Gilbert (on behalf of whom Mr. Chevedden is purportedly acting as a proxy for a separate proposal submitted to the Company this year), to General Motors during the 2001 proxy season. In fact, organizations that monitor shareholder proposal activity have attributed various proposals to Mr. Chevedden in circumstances in which he purported to act as a proxy for named shareholders. On its web site, the Corporate Library lists under Mr. Chevedden's name several shareholder proposals for the 2000 proxy season (submitted to, among others, Raytheon, PG&E and EDS), as to which Mr. Chevedden was ostensibly acting on behalf of named shareholders. The Council of Institutional Investors likewise lists under Mr. Chevedden's name several proposals submitted by Mr. Chevedden purportedly on behalf of named shareholders.

The Company must note that this is not the first time that Mr. Chevedden has exercised bad faith in his dealings with the Company. During the 2001 proxy season Mr. Chevedden submitted a proposal to the Company, with regard to which the Company sought, and received, no-action relief. Mr. Chevedden then submitted no fewer than seven proposals which he sought to raise at the 2001 annual meeting outside of the Rule 14a-8 process. Although all of Mr. Chevedden's submissions failed to comply with the Company's advance notice bylaw and were therefore not eligible to be considered for a vote, and the Company so informed him, the Company agreed nevertheless to allow Mr. Chevedden a block of time at the annual meeting to discuss his corporate governance issues. In an additional effort to be responsive to Mr. Chevedden's concerns, the Company met with Mr. Chevedden prior to the annual meeting to discuss Mr. Chevedden's corporate governance concerns. When the annual meeting took place later that year, however, Mr. Chevedden refused to wait his turn to speak, created a disturbance, and, after repeated requests from the Chairman of the Company to wait his turn, had to be removed from the meeting (when the Chairman finally requested the Company's security personnel to remove Mr. Chevedden from the meeting, the shareholders applauded the Chairman's action). The Company respectfully asks the Staff not to reward Mr. Chevedden's continued bad faith by allowing him to continue to misuse the shareholder proposal rules.

In its Procedural Deficiencies Letter, the Company noted to Mr. Chevedden that the Company believed that he, and not the Schlossmans, was the actual proponent of the Proposal. The Company noted to Mr. Chevedden that he was not a record holder of Company stock, and asked him to provide proof that he was a beneficial owner of the requisite amount of Company stock. He has not done so, and the 14-day period for correction under rule 14a-8(f)(1) has now lapsed. Therefore, the Company believes that the showing of eligibility required by Rule 14a-8(b) has not been satisfied and that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(f).

2. Even if the True Proponents Were the Schlossmans, They Have Failed To Submit the Proposal Properly and They Have Failed To Meet the Eligibility Requirements of Rule 14a-8(b).

Although Mr. Chevedden asserted when he transmitted the Proposal to the Company that it was being made by the Schlossmans, the Company has never received any written correspondence from the Schlossmans confirming that they authorized Mr. Chevedden to submit the Proposal on their behalf (indeed, the Company has not received any written correspondence from, or signed by, the Schlossmans on any subject relating to the Proposal whatsoever). The Company noted in its Procedural Deficiencies Letter that it had not received such written authorization from the Schlossmans. Mr. Chevedden's Response Letter, however, failed to provide any such written authorization from the Schlossmans, and to this date the Company has not received any such written authorization. The deadline for submission of proposals for inclusion in the Proxy Materials, and as set forth in the Company's proxy statement for the 2001 annual meeting and pursuant to Rule 14a-8(e)(2), was December 10, 2001. The Company believes that if the Schlossmans are the true proponents of the Proposal, they have failed properly to submit the Proposal to the Company prior to the deadline required by Rule 14a-8(e)(2), and therefore that the Proposal may be excluded from the Proxy Materials.

Rule 14a-8(b) also requires that a proponent provide the Company a written statement that they intend to hold the requisite amount of securities through the date of the 2002 annual meeting of shareholders. In this case, the initial submission of the Proposal did not include any cover letter or other statement of intent to hold the requisite amount of securities through the date of the annual meeting. In its Procedural Deficiencies Letter, the Company explained that even if the Schlossmans were the true proponents of the Proposal, they needed to provide the Company with a written statement that they intend to hold the requisite amount of securities through the date of the annual meeting of shareholders.

In Mr. Chevedden's Response Letter, he asserted that the Schlossmans intended to hold the requisite securities through the date of the annual meeting. This letter was signed only by Mr. Chevedden, however, and Mr. Chevedden did not provide any written or other evidence that the Schlossmans had authorized him to act as their proxy. The Company has not received any written correspondence from the Schlossmans, or signed by the Schlossmans, that provides the required statement of an intent to hold the requisite securities through the date of the annual meeting.

The Commission has previously noted that, "Regardless of the form of documentation utilized, the proponent is required to submit a written statement that he intends to continue beneficial ownership through the meeting date." SEC Release 34-25217 (Dec. 21, 1987). The Staff has recognized that a restricted or otherwise qualified statement of intent is inadequate. See Amvesters Financial Corporation (Jan. 3, 1996). The Staff has also repeatedly recognized the excludability of a proposal under Rule 14a-8(f) when the proponent does not provide a timely, written statement of intent to hold required by Rule 14a-8(b)(2) in response to a specific request for such statement. See, e.g., Dole Food Co. (Mar. 16, 2001); Exxon Mobil Corp. (Jan. 23, 2001).

In this case, the Schlossmans have not themselves submitted or signed any statement that they intend to hold the requisite securities through the date of the next annual meeting of the Company's shareholders. The 14-day period for correction under Rule 14a-8(f)(1) has now lapsed, and the Company believes that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(f).

B. The Proposal Violates the Proxy Rules

A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As we will demonstrate with specific examples in the paragraphs that follow, the Proposal is filled with statements that are false and misleading. Mr. Chevedden has frequently been ordered by the Staff to correct mistatements in his proposals. See, e.g., General Motors Corporation (Apr. 10, 2000); Honeywell International (Mar. 2, 2000). For ease of reference, the Company's discussion of examples of the various unsupported and/or inaccurate statements in the Proposal follows the order in which such statements are made in the Proposal.

- The Paragraph Following "In the view of certain institutional investors...". Mr. Chevedden fails to identify which institutional investors hold this view, or set forth any foundation that he has for making this statement.

- The Three Sentences Following the Bold-Text Heading "Respected Independent Recommendations...".

- The first sentence under this heading asserts that "Many institutional investors recommend companies seek shareholder approval of future severance agreements." Mr. Chevedden fails to identify any institutional investors that make this recommendation, or set forth any foundation that he has for making this statement.

- The second sentence asserts that CalPERS recommends "shareholder approval of these types of agreements in their proxy voting guidelines," and provides a link to a web site. The Company has examined the document located at the web site address provided by Mr. Chevedden (entitled "Corporate Governance Core Principles and Guidelines", Apr. 14, 1998, The California Public Employees Retirement System), however, and we did not find any such recommendation.

- The third sentence asserts that the Council of Institutional Investors ("CII") "favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary," and includes a citation to the CII's web site. In the "Corporate Governance Policies" located on CII's web site, however, the CII recommends requiring shareholder approval of agreements "permitting or granting any executive ... any amount in excess of two times that person's average annual compensation for the previous three years." The Company notes that "average annual compensation" would include, at a minimum, annual bonus compensation as well as annual base salary. Mr. Chevedden's characterization is thus inaccurate.

In this case, the Company believes the omissions and defects in the Proposal are so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal. However, if the Proposal cannot be omitted, the Company believes, at a minimum, that Mr. Chevedden should be required to correct the deficiencies described above. As can be seen above, in the two instances where Mr. Chevedden provided an adequate citation, the Company was able to check Mr. Chevedden's assertions and found them both to be inaccurate. The Company would appreciate an opportunity to check and, if appropriate, challenge the remainder of the currently unsubstantiated claims in the Proposal.

C. Mr. Chevedden's Proposal is Substantially Duplicative of the CRPTF Proposal, and if the CRPTF Proposal is Included in the Proxy Materials the Company May Omit Mr. Chevedden's Proposal Pursuant to Rule 14a-8(i)(11)

The CRPTF Proposal, which the Company received on December 6, 2001, also requests the Company to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding a particular level. Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting."

The Staff has consistently taken the position in various letters that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). See, e.g., Verizon Communications (Jan. 31, 2001). The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms of breadth or method. See, e.g., UAL Corp. (Mar. 11, 1994) (finding that a two-plank proposal for secret shareholder ballots was duplicative of a proposal for secret shareholder ballots that contained two identical planks but also added one limiting exception); Pinnacle West Capital Corp. (Mar. 16, 1993) (finding that a proposal to tie any bonuses to the amount of dividends paid to shareholders was substantially duplicative of a proposal to terminate all bonuses until a dividend of at least $1.00 per share was paid).

In this case the core issue addressed by both the CRPTF Proposal and the Proposal is the severance pay policy of the Company. The two proposals are in fact virtually identical in substance: they both seek shareholder approval of future severance agreements with senior executives where the severance agreement would provide benefits in an amount exceeding a certain threshold. Although the applicable threshold in the two proposals is slightly different – the CRPTF Proposal would apply to agreements providing severance benefits in excess of two times the sum of the executive's base salary plus bonus, and the Proposal would apply to agreements providing severance benefits in excess of two times the executive's base salary – it is well established that the fact that two proposals addressing the same core issue differ in their extent does not serve to make them non-duplicative. See General Electric Co. (Feb. 9, 1994) (finding that a proposal asking the board of directors to assess the extent to which a subsidiary of the registrant portrayed violence on television in a socially detrimental manner was duplicative of a proposal asking for a similar assessment, in spite of the fact that the excluded proposal requested the board to address a greater number of issues relating to violence than the proposal that was retained).

Similarly, although the two proposals use different methods of implementation – the CRPTF Proposal requests the board of directors to seek shareholder approval of specified severance agreements, while the Proposal requests the board of directors to adopt a bylaw requiring shareholder approval of specified agreements – it is well established that the fact that two proposals addressing the same issue differ in their manner of implementation does not serve to make them non-duplicative. See Metromedia International Group, Inc. (Mar. 27, 2001) (finding that a proposal seeking to implement a bylaw allowing shareholders meeting certain eligibility requirements to call a special meeting was substantially duplicative of a proposal requesting the board of directors to adopt a resolution to amend the certificate of incorporation to permit any shareholder to call a special meeting).

The Company notes finally that the CRPTF Proposal and the Proposal appear to be derived from the same precedent. Both the resolution and the supporting statements of the two proposals contain significant blocks of identical language and turns of phrase. For example, the supporting statements of both proposals contain the following passage

"Institutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary" (this passage misstates the Council of Institutional Investors position, as we have noted above). The Company believes that the purpose of Rule 14a-8(i)(11) is to prevent undue cluttering of a registrant's proxy materials with duplicative proposals, and the resulting shareholder confusion. In this case, the Company believes that the Proposal (which was received by the Company after the CRPTF Proposal) is substantially duplicative of the CRPTF Proposal and that, if the Company includes the CRPTF Proposal in the Proxy Materials, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(11).

## III. Conclusion

The Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials for the reasons set forth in Sections II.A and II.B. Alternatively, if the entire Proposal may not be omitted, the Company requests the concurrence of the Staff that the Proponent should be required to correct the deficiencies in the Proposal, and also the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials provided that the Company includes the CRPTF Proposal in the Proxy Materials.

By copy of this letter, the Company notifies Mr. Chevedden and Mr. Bernard Schlossman and Ms. Naomi Schlossman of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Mr. John Chevedden (w/attachments)
Mr. and Mrs. Bernard and Naomi Schlossman (w/attachments)

**Attachment A**
**Facsimile from Mr. Chevedden to the Company**
**Dated December 10, 2001**

To: Robert Eckert, Chairman, Mattel, Inc. (MAT)
December 10, 2001

## 3 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES

This 2002 rule 14a-8 proposal is submitted by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872].

Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These provisions seek to give our management the flexibility to implement a reasonable and comprehensive policy. These are the requested previsions of this unified policy:

1) This policy applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.

2) This includes that golden parachutes not be given for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) This applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

**What shareholder value resulted from the $50 million golden parachute to ex-Mattel CEO Jill Barad?**

Jill Barad's tenure is now the target of more than a dozen shareholder lawsuits alleging mismanagement.

Ms. Barad's greatest setback was her disastrous $3.5 billion acquisition of The Learning Co.

Source: *Wall Street Journal*

**In the view of certain institutional investors ...**

Golden parachutes have the potential to:
1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

**Respected Independent Recommendations on Golden Parachutes**

Many institutional investors recommend companies seek shareholder approval of future severance agreements. Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary.

In the interest of sustained shareholder value vote to:
**LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES**
**YES ON 3**

The company is requested to insert the correct proposal number based on the time ballot proposals are initially submitted.

The above format is intended for unedited publication in all proxy materials including each ballot with the company raising in advance any typographical question.

The above format contains the emphasis intended.

# Attachment B
# The Company's Procedural Deficiencies Letter

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

December 20, 2001

***VIA OVERNIGHT COURIER AND FACSIMILE***

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
Facsimile: 310-371-7872

Dear Mr. Chevedden:

I am in receipt of a communication transmitted on December 10, 2001 by facsimile from your facsimile number (310-371-7872) to Mr. Robert Eckert, Chairman of the Board and Chief Executive Officer of Mattel, Inc. ("Mattel"), containing a proposal (the "Proposal") entitled "3 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES." The communication describes itself as a "2002 rule 14a-8 proposal submitted by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872]." There is no cover letter attached to the Proposal. The Proposal appears to have been drafted by you.

There are a number of eligibility and procedural defects with the Proposal. Pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify you that if you fail to respond to me and correct each of these defects within the time designated under Rule 14a-8(f), Mattel intends to exclude the Proposal from Mattel's 2002 proxy statement. Pursuant to Rule 14a-8(f), your response correcting the defects must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

We believe that you, rather than Mr. and Mrs. Schlossman, are actually the proponent of the Proposal. We note that you appear to have a practice of recruiting stockholders to act as the nominal proponents of proposals that have actually been drafted and are actually being made by you, and we are concerned that this practice is an abuse of the stockholder proposal process.

Because we believe that you are actually be the proponent of the Proposal, we are setting forth the procedural deficiencies that would apply if you were the proponent. In addition, we are setting forth the procedural deficiencies that would apply if Mr. and Mrs. Schlossman were deemed to be the proponents of the Proposal.

## I. PROCEDURAL DEFICIENCIES IF YOU ARE THE PROPONENT OF THE PROPOSAL - ✓

First, the communication submitting the Proposal is defective in that it fails to prove your ownership of Mattel voting stock in the manner required by Rule 14a-8(b). Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own.

We have been informed by our transfer agent that you are not currently shown as a registered holder of any shares of Mattel stock. If you are a beneficial rather than a registered holder of voting securities, Rule 14a-8(b)(2) requires proof of your eligibility in one of two ways at the time of submitting the Proposal: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, you held the securities for at least one year or (2) if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii). Mattel has not received any documents intended to prove that you have been a beneficial holder of Mattel shares for the required period. Thus, your beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth in Rule 14a-8(b).

Second, the communication submitting the Proposal is defective in that it fails to include a written statement, required by Rule 14a-8(b), that you intend to continue to hold the requisite amount of Mattel securities through the date of Mattel's 2002 annual meeting of stockholders.

Third, the Proposal is defective in that the Proposal, together with its supporting statement, exceeds the maximum length of 500 words set forth in Rule 14a-8(d).

Fourth, Mattel regards your submission of the Proposal and the proposal submitted by you purportedly on behalf of John Gilbert, dated December 10, 2001, as two proposals submitted by you and therefore in violation of Rule 14a-8(c), which provides that a shareholder proponent may submit no more than one proposal for inclusion in our proxy materials. You can cure this defect by notifying us in writing which of the two ostensibly separate proposals you elect to advance and by withdrawing the other.

## II. PROCEDURAL DEFICIENCIES IF MR. AND MRS. SCHLOSSMAN ARE DEEMED TO BE THE PROPONENTS OF THE PROPOSAL

First, the communication submitting the Proposal is defective in that it fails to prove ownership of Mattel voting stock in the manner required by Rule 14a-8(b). Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own. We have been informed by our transfer agent that the Schlossmans are not currently shown as registered holders of any shares of Mattel stock. If the Schlossmans are beneficial rather than registered holders of voting securities, Rule 14a-8(b)(2) requires proof of their eligibility in one of two ways at the time of submitting the Proposal: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, the Schlossmans held the securities for at least one year or (2) if the Schlossmans have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii). Mattel has not received any documents intended to prove that the Schlossmans have been beneficial holders of Mattel shares for the required period. Thus, the Schlossmans' beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth in Rule 14a-8(b).

In addition, the communication submitting the Proposal contains no evidence of your authority to submit the Proposal on behalf of the Schlossmans (e.g., signed written statement or power of attorney)

Second, the communication submitting the Proposal is defective in that it fails to state an intention on the part of the Schlossmans to continue to hold the required amount of Mattel stock through the date of Mattel's 2002 annual meeting of stockholders as required by Rule 14a-8(b).

Third, the Proposal is defective in that the Proposal, together with its supporting statement, exceeds the maximum length of 500 words set forth in Rule 14a-8(d).

III. MATTEL'S INTENTION TO EXCLUDE THE PROPOSAL

If I do not receive a response from you correcting the defects mentioned above within the required time period, Mattel intends to exclude the Proposal from Mattel's 2002 proxy statement. Mattel may also seek exclusion of the Proposal for other reasons as permitted under the rules of the Securities and Exchange Commission.

As noted in Mattel's 2001 proxy statement, please direct all future communications about stockholder proposals directly to my attention as Secretary of Mattel. My facsimile number is 310-252-2567.

Very truly yours,

Bob Normile /

Bob Normile
Secretary

cc: Mr. and Mrs. Bernard Schlossman

**Attachment C**
**Mr. Chevedden's Response Letter**

In response to the company request
To: Robert Normile, Mattel, Inc. (MAT)
FX: 310/252-3615, 310/252-2179
From: John Chevedden
January 2, 2002
This proposal is submitted by Mr. and Mrs. Bernard Schlossman and this submittal by Mr. and Mrs. Schlossman is implicitly accepted by the company through the company telephone call to Mr. Schlossman following the initial proposal submission. Rule 14a-8 entitles each shareholder to submit one proposal if cretin stock ownership requirements are met, as is the case here.
Mr. Schlossman has confirmed that he intends to hold the respective stock through the date of the annual meeting and intends to meet all rule 14a-8 requirements.
Broker confirmation included.

## 3 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTE!

This proposal is submitted by Mr. and Mrs. Bernard Schlossman

Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These are the requested provisions of this unified policy:

1) Applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.

2) Includes that golden parachutes be omitted for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) Applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Our company would have the discretion of seeking shareholder approval after the material terms of a severance agreement were tentatively agreed upon.

**What shareholder value resulted from the $50 million golden parachute to ex-Mattel CEO Jill Barad?**

1) Jill Barad's tenure is now the target of more than a dozen shareholder lawsuits alleging mismanagement.
2) Ms. Barad's greatest setback was her disastrous $3.5 billion acquisition of The LearningCo.

Source: *Wall Street Journal*

**In the view of certain institutional investors ...**

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control at our company may be more likely if our executives fail to maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value suffers during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

**Respected Independent Recommendations on Golden Parachutes**

Many institutional investors recommend companies seek shareholder approval of future severance agreements.

Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp

Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary.

**LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES**
**YES ON 3**

---

Text above the first horizontal line and below the second horizontal line are not submitted for proxy publication.

The company is requested to insert the correct proposal number based on the time ballot proposals are initially submitted.

The above format is intended for unedited publication in all proxy materials including each ballot with the company raising in advance any typographical question.

The above format contains the emphasis intended.

TD WATERHOUSE

4075 Sorrento Valley Blvd.
San Diego CA 92121

December 31, 2001

Bernard & Naomi Schlossman
10923 Rathburn Ave
Northridge. CA 91326-2854

Re: Account # 880-3092

Dear Mr. & Mrs. Schlossman,

The above mentioned account currently holds an investment of at least $2000 in the below listed company and have held this investment since of October 01,2000 continuously without making any withdrawals.

MATTEL INC

Please call customer service at 1-800-934-4448 if you have any questions regarding this matter.

Thank you,

Jeff Lombardi
TD Waterhouse
Customer Care

# Attachment D
# The CRPTF Proposal

Re: Shareholder Resolution submitted by the Connecticut Retirement Plans & Trust Funds

## STOCKHOLDER PROPOSAL CONCERNING SEVERANCE AGREEMENTS WITH EXECUTIVES

**RESOLVED**, that the shareholders of Mattel, Inc. (the "Company") urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding two times the sum of the executive's base salary plus bonus. "Future severance agreements" include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

## SUPPORTING STATEMENT

During 1999 (according to the Company's proxy statement) the total shareholder return for holders of Mattel stock was a loss of 43%. During this same period the S&P 500 increased 21% and the Peer Group Average (Entertainment, Recreation Products, and Toys Group) increased 17%.

In light of this poor performance, in February 2000 the Mattel Board of Directors removed Jill Barad as Chairman and Chief Executive Officer.

According to the Investor Responsibility Research Center (IRRC), Jill Barad's severance payment included $26.4 million in cash, the balance of her $3 million home loan waived, a $4.2 million loan forgiven, and $709,000 a year for life in retirement benefits. Noted compensation expert Graef Crystal estimated the total value of the severance agreement at $50 million. The payments granted by the Board were in excess of the amount to which she was entitled under her employment contract.

We recognize that severance agreements such as those the Company has entered into with Ms. Barad and other senior executives may be appropriate in some circumstances. However, given the magnitude of the benefits payable under such agreements, and the effect of the agreements upon a change of control of the Company, we believe that Mattel should seek shareholder approval of any future such agreements.

Because it may not always be practical to obtain prior shareholder approval, Mattel would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Institutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

For these reasons we urge shareholders to vote FOR this proposal.

December 6, 2001

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

Paris, March 18, 2002

Sent via fax (202) 942-2986

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549

Re: Mattel, Inc- letter of January 17 and request of March 12

Sir,

Regarding your message of March 16, 2002, at 10pm, on my answering machine, I did not get your name and would appreciate if you could fax it to me.

I intend to give my arguments to the no-action Letter of Mattel and will fax them to you by Tuesday March 26, 2002. I would like to stress that I am doing that under prejudice because the deadline is shorter than it should have been. Will my arguments be considered as the answer I would have given by February, had Mattel not prohibited me from doing so, or will they be considered as an appeal because you had already reached a decision prior to my request of March 12? Should they be considered as an appeal, I thank you for sending me copy of your decision.

As for my request of March 12, 2002, which is still pending, I would like to add that Mattel has now acknowledged that they did not send me a copy of their January 17 Letter (please see appendices 1 and 2). This further justifies my request, on which I expect the SEC decision which would open the possibility of an appeal to the Commissioners in case of rejection, before the Staff or the Commissioners decide upon Mattel's no-action Letter.

Yours sincerely,

Marie-Claude Hessler-Grisel

Appendices:

1 e-mail of March 12 from Mattel's Senior Counsel regarding the fax of January 17, 2002

2 e-mail of March 16 from Mattel's Senior Counsel regarding the hard copy of the January 17, 2002 letter

Tel: 33 1 47348352 Fax: 33 1 45671150 e-mail: mhcssler@club-internet.fr

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

Paris, March 18, 2002

Sent via fax (202) 942-2986

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549

Re: Mattel, Inc- letter of January 17 and request of March 12

Fax of 4 pages, including the cover page

Tel: 33 1 47348352 Fax: 33 1 45671150 e-mail: mhessler@club-internet.fr

1

**Objet: Fax transmission failure**
**Date:** Tue, 12 Mar 2002 00:31:04 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>
**Copies à:** "O'Brien, Christopher" <OBRIENCH@Mattel.com>, "Normile, Robert" <NORMILER@Mattel.com>

Dear Ms. Hessler-Grisel,

I have now taken a close look at the fax transmission confirmation for our attempted January 17, 2002 transmission of the "cc" to you of our letter to the SEC, and the transmission report indicates that the transmission did not go through to you. It also appears that the person sending the fax was attempting to transmit the fax to your telephone number instead of your fax number.

I will be following up as soon as possible with regard to the international courier package that should have also gone to you and will let you know what we find.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

2

**Objet: No evidence of courier package found**
**Date:** Sat, 16 Mar 2002 13:47:15 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>

Dear Ms. Hessler-Grisel,

In my last message to you I told you I would follow up as to whether we have any record of a courier package sent to you on January 17, 2002 containing a hard copy of our letter to the SEC requesting no-action relief. We have not found any record of such a courier package. Although we intended to send a hard copy to you, it appears that we failed to do so due to a mistake made in the process of sending out the January 17, 2002 letter.

I apologize for this failure on our part.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

March 25, 2002

Sent via fax (202) 942-9525 and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, DC 20549

Re: Mattel, Inc's letter of January 17 and my request of March 12

The number of pages including the cover page is 9.

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

March 25, 2002

Sent via fax (202) 942-9525 and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, DC 20549

Re: Mattel, Inc's letter of January 17 and my request of March 12

Sir,

Having had now time to thoroughly review the SEC Rules on Shareholder Proposals, as amended on May 21, 1998, and the extraordinary circumstances surrounding Mattel's no-action Letter of January 17, 2002, I have come to the conclusion that no rebuttal, pursuant to Rule 14a-8(k), is required on the substance of Mattel, Inc. no-action Letter of January 17, 2002.

In effect, since my request of March 12, 2002 , Mattel, Inc. has formally acknowledged not to have sent me copy, whether by fax nor by mail, of its January 17, 2002 no-action Letter, thus failing to meet the requirements of SEC Rule 14a-8(j)(1).

Therefore, I respectfully request the Staff to declare the no-action Letter of January 17, 2002 fatally flawed and to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the inclusion of the Proposal from its proxy materials for the 2002 Annual Meeting.

**I. Enforcement of the SEC rules**

The only question is if Mattel's no-action Letter of January 17 is formally receivable by the Securities and Exchange Commssion in view of the fact that Mattel, Inc. has failed to send me a required notice of its no-action Letter and has made misleading representations (deceiving me by sending its response of March 7, 2002, to my Proposal, for inclusion in the proxy statement for the annual meeting, without any indication or mention that the Proposal had been challenged in a no-action letter) to prevent rebuttal of its protest letter. Failing here, as Mattel, Inc. admits it has done, is failing to meet Rule 14a-8(j)(1) which states unequivocally that "the company must simultaneously provide you [the shareholder proponent] with a copy of its submission" and is one of the procedural rules that the Securities and Exchange Commission has established in order to *aid shareholders*.

The rule that was ignored by Mattel, Inc. has two purposes: give the proponent enough time to rebut a challenge by a company, and allow the Securities and Exchange Commission a balanced review in cases of disputed proposals. Here none of the purposes can be achieved due to the failing of Mattel, Inc.

At the occasion of my first proposal in 1999, I noticed that Mattel, Inc. and the Securities and Exchange Commission insisted on the strictest interpretation of the SEC rules (a minimum of 2000 dollars in market value). I had had 50 shares for over 12 months but during the 60 days prior to the date of the submission, argued Mattel's lawyer, the closing price of the stock never reached the $40 required for fulfilment of Rule 14a-8(b)(1). The highest closing price being $39 5/8, I would have failed by $18,75. The Securities and Exchange Commission then required a chart showing the high and low prices during the 60 days. It turned out that the highest price was $40 1//2. By $25, I met the requirement. No doubt that had I failed, even by the slightest margin, my proposal would have been dismissed without further argumentation.

Considering the strict interpretation of 1999, I am wondering what would have happened to my 2002 Proposal, which was sent on time by express mail from Paris, France, but was returned to me unopened by Mattel, Inc. had I not sent a cautionary fax on the day of the deadline. I strongly suspect that my Proposal would have been considered by Mattel, Inc. as failing the deadline requirement and dismissed by them as such.

The no-action Letter of January 17, 2002 must be considered as fatally flawed because the deficiency cannot be remedied. The fact that Mattel, Inc. did acknowledge to have failed to comply with Rule 14a-8(j)(1) and did apologize for its failing is no remedy.

Strict enforcement of the SEC procedural rules is the only way to avoid uncertainty – this all the more when the rules leave no room for interpretation. Individual shareholders, whose means are incomparably smaller than those of the companies they own, must be able to rely on these procedures even more than the companies themselves.

## II. Conclusion.

Therefore, I respectfully request the Staff to recommend enforcement action to the Securites and Exchange Commission if Mattel, Inc. omits the Proposal from its proxy materials for the 2002 Annual meeting.

Copy of this letter and of the additional enclosures is sent to Mr Normile, Senior Vice President and General Counsel of Mattel, Inc.

You may contact me at telephone 011- 33 1 47 34 83 52 if you have any questions regarding this matter.

Very truly yours,

Marie-Claude Hessler-Grisel

Encl: list of appendices
Four additional enclosures

**LIST OF APPENDICES**

1 e-mail of March 12, 2002 from Mattel's Senior Counsel regarding the fax of January 17, 2002 (objet: "fax transmission failure")

2 e-mail of March 16, 2002 from Mattel's Senior Counsel regarding the hard copy of the January 17, 2002 letter (objet: "no evidence of courier package found")

3 no-action Letter of January 7, 1999

4 letter of February 10, 1999, accompanying the chart showing the high and low prices of Mattel's common stock

1

**Objet: Fax transmission failure**
**Date:** Tue, 12 Mar 2002 00:31:04 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>
**Copies à:** "O'Brien, Christopher" <OBRIENCH@Mattel.com>, "Normile, Robert" <NORMILER@Mattel.com>

Dear Ms. Hessler-Grisel,

I have now taken a close look at the fax transmission confirmation for our attempted January 17, 2002 transmission of the "cc" to you of our letter to the SEC, and the transmission report indicates that the transmission did not go through to you. It also appears that the person sending the fax was attempting to transmit the fax to your telephone number instead of your fax number.

I will be following up as soon as possible with regard to the international courier package that should have also gone to you and will let you know what we find.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

**CAUTION: PRIVILEGED ATTORNEY-CLIENT COMMUNICATION/ATTORNEY WORK PRODUCT. DO NOT DUPLICATE OR DISSEMINATE WITHOUT AUTHORIZATION BY SENDER.**

2

**Objet: No evidence of courier package found**
**Date:** Sat, 16 Mar 2002 13:47:15 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>

Dear Ms. Hessler-Grisel,

In my last message to you I told you I would follow up as to whether we have any record of a courier package sent to you on January 17, 2002 containing a hard copy of our letter to the SEC requesting no-action relief. We have not found any record of such a courier package. Although we intended to send a hard copy to you, it appears that we failed to do so due to a mistake made in the process of sending out the January 17, 2002 letter.

I apologize for this failure on our part.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

3.

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DANA LATHAM (1898 - 1974)

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January 7, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Mattel, Inc.

Ladies and Gentlemen:

On behalf of our client, Mattel, Inc. ("Mattel"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing six copies of this letter together with a proposal submitted by Ms. Marie-Claude Hessler-Grisel (the "Proponent") in a letter to Mattel dated November 25, 1998 (the "Proposal"). The Proposal requires, in pertinent part, that the Board of Directors of Mattel "inform the public, every six months starting in November 1999, of the progress achieved in the implementation of the <<Global Principles of Manufacturing>> and the resulting improvements in the working conditions of Mattel's and its subcontractors' workers." Mattel believes that the Proposal may be properly omitted from the proxy materials for Mattel's annual meeting scheduled to be held on May 5, 1999 (the "1999 Annual Meeting") because the Proponent does not meet the eligibility requirements of Rule 14a-8(b)(1) of the Exchange Act. By copy of this letter, Mattel has notified the Proponent of its intention to omit the Proposal from the 1999 Annual Meeting proxy materials.

Rule 14a-8(b)(1) states: "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities . . .

3
Cont



for at least one year by the date you submit the proposal." The Proponent states in the cover letter to the Proposal, "I bought 50 shares in March 1997 and 100 shares in October 1998." Accordingly, she has held only 50 shares for at least one year prior to submitting the Proposal.

The Securities and Exchange Commission in Exchange Act Release 34-20091 provides that the determination whether a proponent has held the threshold amount of securities can be made as of any date "within 60 days prior to the date of submission of the proposal." The 60th day prior to the Proponent's submission of the Proposal was September 26, 1998. During the period from September 26, 1998 to November 24, 1998, the last sale price for Mattel's common stock on the New York Stock Exchange was at all times less than $40.00 per share. The number of outstanding shares of Mattel's common stock during such period was at all times more than 5,000 shares. Based on Mattel's stock price and the number of outstanding shares of Mattel's common stock during the 60 days prior to receipt of the Proposal, the Proponent fails to satisfy the eligibility requirement set forth in 14a-8(b)(1).

Rule 14a-8(f) allows a company to exclude a proposal where the proponent does not meet the eligibility requirements. Rule 14a-8(f) does not require a company to provide a proponent with notice where the proponent's deficiency cannot be remedied. In this case, the Proponent's ownership of Mattel stock over the year from November 1997 to November 1998 is at issue, and purchases of Mattel stock subsequent to November 1998 could not cure such deficiency.

Accordingly, based on Rule 14a-8(b)(1), Mattel intends to exclude the Proposal. Mattel respectfully requests the Staff to confirm that it will not recommend enforcement action to the Securities and Exchange Commission if Mattel omits the Proposal from its proxy materials for the 1999 Annual Meeting pursuant to Rule 14a-8(f).

Please contact the undersigned (213) 891-8702 with any questions regarding this matter.

Very truly yours,

RSD

Richard S. Davis
of LATHAM & WATKINS

4.

PAUL R. WATKINS (1899 - 1973)
DANA LATHAM (1898 - 1974)

CHICAGO OFFICE
SEARS TOWER, SUITE 5800
CHICAGO, ILLINOIS 60606
PHONE (312) 876-7700, FAX 993-9767

HONG KONG OFFICE
SUITE 2205A, 22ND FLOOR
NO. 9 QUEEN'S ROAD CENTRAL
HONG KONG
PHONE + 852-2522-7886, FAX 2522-7006

LONDON OFFICE
ONE ANGEL COURT
LONDON EC2R 7HJ ENGLAND
PHONE + 44-171-374 4444, FAX 374 4460

MOSCOW OFFICE
ULITSA GASHEKA, 7, 9TH FLOOR
MOSCOW 123056, RUSSIA
PHONE + 7-095 785-1234, FAX 785-1235

NEW JERSEY OFFICE
ONE NEWARK CENTER, 16TH FLOOR
NEWARK, NEW JERSEY 07101-3174
PHONE (973) 639-1234, FAX 639-7298

NEW YORK OFFICE
885 THIRD AVENUE, SUITE 1000
NEW YORK, NEW YORK 10022-4802
PHONE (212) 906-1200, FAX 751-4864

LATHAM & WATKINS
ATTORNEYS AT LAW
633 WEST FIFTH STREET, SUITE 4000
LOS ANGELES, CALIFORNIA 90071-2007
TELEPHONE (213) 485-1234
FAX (213) 891-8763

ORANGE COUNTY OFFICE
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CALIFORNIA 92626-1925
PHONE (714) 540-1235, FAX 755-8290

SAN DIEGO OFFICE
701 "B" STREET, SUITE 2100
SAN DIEGO, CALIFORNIA 92101-8197
PHONE (619) 236-1234, FAX 696-7419

SAN FRANCISCO OFFICE
505 MONTGOMERY STREET, SUITE 1900
SAN FRANCISCO, CALIFORNIA 94111-2562
PHONE (415) 391-0600, FAX 395-8095

SILICON VALLEY OFFICE
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
PHONE (650) 328-4600, FAX 463-2600

SINGAPORE OFFICE
20 CECIL STREET, SUITE 25-02
THE EXCHANGE, SINGAPORE 049705
PHONE + 65-536-1161, FAX 536-1171

TOKYO OFFICE
INFINI AKASAKA, 8-7-15, AKASAKA, MINATO-K
TOKYO 107-0052, JAPAN
PHONE +813-3423-3970, FAX 3423-3971

WASHINGTON, D.C. OFFICE
1001 PENNSYLVANIA AVE., N.W., SUITE 1300
WASHINGTON, D.C. 20004-2505
PHONE (202) 637-2200, FAX 637-2201

February 10, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
Attn: Carolyn Sherman, Esq.

Re: Mattel, Inc.

Ladies and Gentlemen:

On behalf of our client, Mattel, Inc. ("Mattel"), I have attached a chart showing the high and low prices of Mattel's common stock on the New York Stock Exchange for the 60 days prior the submission of a stockholder proposal by Ms. Marie-Claude Hessler-Grisel in a letter to Mattel dated November 25, 1998. This chart supplements the information I provided to you in my letter dated January 7, 1999.

Please contact the undersigned (213) 891-8702 with any questions regarding this matter.

Very truly yours,

Richard S. ~~Davis~~
of LATHAM & WATKINS

LA_DOCS\326375.1

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 18 2002
WASH, D.C.
363

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR 19 AM 11:22

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

March 12, 2002

Sent via overnight mail and fax (202) 9429525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

The number of pages including this cover page is 14

**Urgent Action Requested**

Re: Mattel, Inc – letter of January 17

Due to the exceptional urgency of the matter and the time difference between our continents, I am faxing you a copy of a request that I will mail to you by express mail (with six copies) tomorrow morning.

Thank you for considering my request.

Yours Sincerely,

Marie-Claude Hessler-Grisel

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 MAR 19 AM 11: 22

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

March 12, 2002

Sent via overnight mail and fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

**Urgent Action Requested**

Re: Mattel, Inc – letter of January 17

Ladies and Gentlemen:

I write to request action by the staff of the Securities and Exchange Commission against Mattel, Inc. for the Company's flagrant violation of rules involving stockholder proposals. Specifically, I request that the staff:

- Withhold its pending reply to Mattel's letter of January 17 requesting SEC "no-action" letter until the complaint described herein below is investigated,
- Recommend enforcement action if the Company omits my stockholder proposal from its proxy statement.

In the event that the staff has already acted to reply to Mattel's letter of January 17, and in so doing adopted the Company's position, please consider this letter as an appeal to the Commissioners.

## I. Complaint and argument requiring action.

In its letter of January 17, and in its actions prior to and following its submission of such letter, Mattel, Inc. acted in bad faith and outside of the parameters set by SEC rules for stockholder proposals. Specifically, the company attempted through an inadequate selectively-applied mail policy, to obstruct the submission of a stockholder proposal, to prevent knowledge of the Company's request to omit a shareholder proposal's from the proxy statement from reaching the Proponent, and to prohibit, through timing, the shareholder's response to the SEC as allowed by rule 14-8(k).

## II. Discussion.

I have been a Mattel, Inc. shareholder since 1997 and attended the Annual Meeting in 1997, 1999, 2000, and 2001. I submitted a first proposal in November, 1998 for which Mattel requested a no-action letter from the SEC. At the time, the law firm Latham & Watkins, representing Mattel, Inc. sent me a copy of the request, which I challenged pursuant to rule 14-8(k). I won the case and my proposal was included in the proxy statement of 1999, 2000, and 2001.

This year, contrary to prior years, the difficulty started with the filing of my proposal. An overnight mail envelope containing my proposal, sent on December 5, 2001, and addressed to Mattel, Inc. as requested by the proxy statement of May 9, 2001, page 45, came back to me unopened on December 20, 2001.

Exceptionally (and fortunately for the proposal), I also sent the proposal by fax. If it had not been for the cautionary fax sent on December 10, 2001, my proposal would not have arrived prior to the deadline. Could it be that Mattel, Inc. attempted to refuse my timely-submitted new proposal by simply returning unopened a overnight mail envelope?

Following this, I never received copy of Mattel, Inc.'s request for no-action (letter sent to SEC on January 17, 2002). I did not receive a copy, neither by fax nor by mail, despite the Company's assertion that "by copy of this letter, the Company notifies the Proponent of its intention to omit the proposal"(on page three, last paragraph, letter sent to SEC on January 17, 2002). The past practice of the Company was always to send an overnight mail envelope, or at a minimum a letter by normal mail for relatively unimportant correspondence. Furthermore, there has never been a previous lapse of this type, and there are no instances where faxes have not been received.

By not sending me simultaneously a copy of their mail, Mattel, Inc was preventing me, pursuant to Rule 14a-8(k), from submitting a reponse as soon as possible after the company made its submission.

In this unusual case, no letter was received by me until March 7. Moreover, this letter of March 7 is materially misleading in such a way that I could reasonably believe that Mattel, Inc. was confirming it had not requested SEC no-action.

The March 7 letter, covering a copy of the Company's opposition to my proposal which would be included in the Annual Meeting and Proxy Statement of Mattel, Inc., clearly implied that Mattel, Inc. had not requested the SEC no-action, and had instead decided to include the proposal, with its opposition, in the Proxy Statement.

Had I not sent a cautionary email requesting confirmation prior to this letter, I would have reasonably expected the upcoming proxy statement to include my proposal. Only in response to my initiative of sending an email requesting confirmation that Mattel had not requested the SEC's no-action letter, was I given a truthful reply today—March 12, which is approximately 42 days before the proxy statement will be mailed, and at a time when the SEC staff may be expected to reply to the Mattel, Inc. request.

If the SEC staff received the Mattel, Inc. request for no action today—as I did—the request would be rejected as late (42 days before the proxy statement will be mailed is too late according to SEC rule 14-8(j)(1)).

## III. Conclusion.

Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits this stockholder proposal from its proxy materials for the 2002 Annual Meeting.

Copy of this letter and of the additional enclosures is sent to Mr Normile, Senior Vice President and General Counsel of Mattel, Inc.

You may contact me at telephone 011- 33 1 47 34 83 52 if you have any questions regarding this matter.

Very truly yours,

Marie-Claude Hessler-Grisel

Encl: List of appendices
Eight additional enclosures

**LIST OF APPENDICES (presented in chronological order as of the dates when received by the Proponent of the stockholder proposal)**

1. excerpt from Mattel's 2001 proxy materials stating deadline and address for receipt of Stockholder proposal.

2. copy of the express envelope that contained the stockholder proposal sent December 5, 2001 and marked "return to sender" on December 19

3. first e-mail from Proponent of March 11, 2002

4. overnight mail letter from Mattel, Inc. received March 11, 2002 after first e-mail, including Mattel opposition statement for inclusion in the proxy statement

5. second e-mail from the Proponent of March 11, 2002

6. e-mail reply of Mattel Inc.

7. third e-mail of Proponent

8. fax cover sheet, received March 12, 2002 (which accompanied a copy of the January 17, 2002 letter from Mattel Inc. to the SEC)

1



## DEADLINE FOR FUTURE PROPOSALS OF STOCKHOLDERS

Proposals that a stockholder desires to have included in Mattel's proxy materials for the 2002 annual meeting of stockholders of Mattel must comply with the applicable rules and regulations of the Securities and Exchange Commission, including that any such proposal must be received by the Secretary of Mattel at Mattel's principal office no later than December 10, 2001.

Mattel's By-Laws require a stockholder to give advance notice of any business, including the nomination of candidates for the Board of Directors, that the stockholder wishes to bring before a meeting of stockholders of Mattel. In general, for business to be brought before an annual meeting by a stockholder, written notice of the stockholder proposal or nomination must be received by the Secretary of Mattel not less than 90 days nor more than 120 days prior to the anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be received by the Secretary not earlier than 120 days prior to such annual meeting, and not later than 90 days prior to such annual meeting or 10 days following the first public announcement of such meeting date. With respect to stockholder proposals, the stockholder's notice to the Secretary of Mattel must contain a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, as well as certain other information set forth in Mattel's By-Laws and/or required by law. With respect to the nomination of a candidate for the Board of Directors by a stockholder, the stockholder's notice to the Secretary of Mattel must contain certain information set forth in the Mattel's By-Laws about both the nominee and the stockholder making the nominations.

If a stockholder desires to have a proposal included in Mattel's proxy materials for the 2002 annual meeting of stockholders of Mattel and desires to have such proposal brought before the same annual meeting, the stockholder must comply with both sets of procedures described in the two immediately preceding paragraphs. Any required written notices should be sent to Mattel, Inc., 333 Continental Boulevard, El Segundo, California 90245-5012, Attention: Secretary.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Mattel's directors and certain of its officers, and persons who own more than 10% of a registered class of Mattel's equity securities, to file reports of ownership and changes in ownership of such securities with the Securities and Exchange Commission. Such officers, directors and greater than 10% stockholders are also required to furnish Mattel with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of all Section 16(a) forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, Mattel believes that during the year ended December 31, 2000, all filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.

## OTHER MATTERS THAT MAY COME BEFORE THE ANNUAL MEETING

Mattel has received two proposals from stockholders for inclusion in this proxy statement, which were omitted from this Proxy Statement in accordance with the rules and regulations of the Securities and Exchange Commission. One of those proposals concerned independence requirements

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3

**Objet: shareholder proposal**
**Date:** Mon, 11 Mar 2002 13:13:33 +0100
**De:** marie-claude hessler <mhessler@club-internet.fr>
**A:** "Gholson, Norman" <GHOLSONN@Mattel.com>

Dear Mr Gholson,
I am sorry to bother you again but could you please confirm that Mattel has not challenged my proposal and that the annual meeting will take place on May 23, 2002?
With many thanks and my best regards. Marie-Claude Hessler-Grisel

4

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

VIA OVERNIGHT MAIL
March 7, 2002

Ms. Marie-Claude Hessler-Grisel
23 rue Oudinot
75007 Paris
France

Re: **Mattel 2002 Notice of Annual Meeting and Proxy Statement – Stockholder Proposal**

Dear Mr. Hessler-Grisel:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, please find enclosed one copy of the opposition statement of Mattel, Inc. to the stockholder proposal you submitted for inclusion in the 2002 Notice of Annual Meeting and Proxy Statement of Mattel, Inc.

Sincerely,

Bob Normile
Senior Vice President, General Counsel

RN/jb
Enclosure

4
Gut

**Response to Hessler-Grisel Proposal:**

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:**

The Company makes hiring and compensation decisions in light of all circumstances then prevailing and through the exercise of management's and the Board of Director's judgment. It would not be in the best interest of the Company and its stockholders to limit the flexibility of the Company to respond to constantly changing economic and business conditions.

Moreover, in 1997 the Company implemented a process to ensure that facilities that manufacture, assemble or distribute the Company's products comply with a set of specific principles called "Global Manufacturing Principles." These principles not only address wages, but also many other factors that affect the quality of life and productivity of the Company's employees, such as their working hours, living and working conditions, and health and safety. Over the past four years, the Company has developed quantifiable standards and auditing tools and through the Mattel Independent Monitoring Council ("MIMCO"), publicly discloses the progress made in meeting the Company's stringent standards.

There are more than 200 detailed standards covering all aspects of employee compensation, working and living conditions, and environmental, health and safety issues, all of which MIMCO uses to audit facilities that manufacture, assemble or distribute the Company's products. These principles serve as the standards by which the Company's internal and independent monitoring programs are measured around the world, and help to ensure that the Company is continuing to meet its obligations as a responsible corporate citizen around the world. The Company has developed a condensed set of these standards, entitled "GMP-01, Global Manufacturing Principles," which was released to the public in the first quarter of last year. A copy can be obtained by contacting the Company's corporate headquarters at 310-252-5475.

It is the Company's sincere belief that by operating within the GMP principles and guidelines the Company already benefits the men and women who manufacture Mattel products and ensures that customers and consumers can continue to purchase and enjoy Mattel products with the confidence that they have been manufactured in an environment that emphasizes fair compensation and treatment of employees. It is also the Company's belief that the implementation of the stockholder's proposal would weaken the Company's competitive position in the marketplace, thereby endangering the jobs of its employees and harming the interests of its stockholders.

Approval of this stockholder proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of Mattel common stock and Special Voting Preferred Stock present in person or represented by proxy and entitled to vote at the annual meeting, voting together as one class. Unless marked to the contrary, proxies received will be voted against this proposal.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

5

**Objet: shareholder proposal**
**Date:** Mon, 11 Mar 2002 13:13:33 +0100
**De:** marie-claude hessler <mhessler@club-internet.fr>
**A:** "Gholson, Norman" <GHOLSONN@Mattel.com>

Dear Mr Gholson,
I am sorry to bother you again but could you please confirm that Mattel has not challenged my proposal and that the annual meeting will take place on May 23, 2002?
With many thanks and my best regards. Marie-Claude Hessler-Grisel

6

**Objet: RE: shareholder proposal**
**Date:** Mon, 11 Mar 2002 13:38:25 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** 'marie-claude hessler' <mhessler@club-internet.fr>
**Copies à:** "Normile, Robert" <NORMILER@Mattel.com>, "O'Brien, Christopher" <OBRIENCH@Mattel.com>

Dear Ms. Hessler-Grisel,

The date of the 2002 Annual Meeting of Stockholders will be held on Thursday, May 23, 2002, as I mentioned in my e-mail response to you of January 29, 2002. As I said in my January 29 e-mail, the 2002 Annual Meeting will occur at the same place as the 2001 Annual Meeting (the Manhattan Beach Marriott, 1400 Parkview Avenue, Manhattan Beach, California), and at the same time of day as the 2001 Annual Meeting (10:00 a.m., with registration beginning at 9:00 a.m.).

In addition to Mr. Normile's opposition statement, which you just received, Mr. Normile sent you a letter by facsimile on January 17, 2002. It was a "cc" of a letter from Mr. Normile to the Securities and Exchange Commission (the "SEC") requesting no-action relief from the Staff of the SEC. Did you receive that letter? We have confirmation that it was transmitted to you by facsimile on January 17, 2002.

Best regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com



-----Original Message-----
From: marie-claude hessler [mailto:mhessler@club-internet.fr]
Sent: Monday, March 11, 2002 7:42 AM
To: Gholson, Norman
Subject: shareholder proposal

Dear Mr Gholson,
I have just got Mr Normile's letter with the opposition statement of Mattel to my proposal. So the first question has been answered but I would still appreciate if you could confirm the date of the annual meeting.
With my best regards. Marie-Claude Hessler-Grisel

7

**Objet: Re: shareholder proposal**
**Date:** Tue, 12 Mar 2002 08:12:37 +0100
**De:** marie-claude hessler <mhessler@club-internet.fr>
**A:** "Gholson, Norman" <GHOLSONN@Mattel.com>

Dear Mr Gholson,
I never received the fax of January 17 and I am surprised that Mr Normile did not send the copy by mail also. I would appreciate if you could send me a copy of that letter.
With my best regards. Marie-Claude Hessler-Grisel

"Gholson, Norman" a écrit :

> Dear Ms. Hessler-Grisel,
>
> The date of the 2002 Annual Meeting of Stockholders will be held on Thursday, May 23, 2002, as I mentioned in my e-mail response to you of January 29, 2002. As I said in my January 29 e-mail, the 2002 Annual Meeting will occur at the same place as the 2001 Annual Meeting (the Manhattan Beach Marriott, 1400 Parkview Avenue, Manhattan Beach, California), and at the same time of day as the 2001 Annual Meeting (10:00 a.m., with registration beginning at 9:00 a.m.).
>
> In addition to Mr. Normile's opposition statement, which you just received, Mr. Normile sent you a letter by facsimile on January 17, 2002. It was a "cc" of a letter from Mr. Normile to the Securities and Exchange Commission (the "SEC") requesting no-action relief from the Staff of the SEC. Did you receive that letter? We have confirmation that it was transmitted to you by facsimile on January 17, 2002.
>
> Best regards,
>
> Norman
>
> Norman Gholson
> Senior Counsel -- Legal Department
> Mattel, Inc.
> 333 Continental Boulevard
> El Segundo, CA 90245-5012
> Direct telephone: 1-310-252-2130
> Fax: 1-310-252-2567 or -3861
> E-mail: norman.gholson@mattel.com
>
> 
>
> -----Original Message-----
> From: marie-claude hessler [mailto:mhessler@club-internet.fr]
> Sent: Monday, March 11, 2002 7:42 AM
> To: Gholson, Norman
> Subject: shareholder proposal
>
> Dear Mr Gholson,
> I have just got Mr Normile's letter with the opposition statement of

8

# FACSIMILE COVER SHEET

MATTEL, INC. LAW DEPARTMENT

333 Continental Boulevard
El Segundo, CA 90245-5012

**Phone Number**
**(310) 252-2130**

**Facsimile Number**
**(310) 252-2567**

---

**To:** Ms. Marie-Claude Hessler-Grisel

**Fax No.** **011-33-1-45671150**

**From:** Norman Gholson, Senior Counsel

**Date:** March 11, 2002

**Subject:** **SEE BELOW**

**The number of pages including this cover page is: 8**

---

**MESSAGE:**

**Dear Ms. Hessler-Grisel,**

**As per my e-mail message tonight, I am retransmitting the letter sent on January 17, 2002. We will be looking into the circumstances surrounding the sending of the letter, and we will be in touch with you with regard to that.**

**Kind regards,**

**Norman Gholson**

cc: **Bob Normile**
**Chris O'Brien**

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

March 26, 2002



Sent via fax (202) 942-9525 and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, DC 20549

Re: Mattel, Inc's letter of January 17 and my request of March 12

Sir,

Please find enclosed six copies of my March 25, 2002 letter with appendices, which I sent you by fax yesterday evening.

Yours very truly

Marie-Claude Hessler-Grisel

Due to the weight of the package and mail regulations, three copies will be sent in another envelope.

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**



March 25, 2002

Sent via fax (202) 942-9525 and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, DC 20549

Re: Mattel, Inc's letter of January 17 and my request of March 12

Sir,

Having had now time to thoroughly review the SEC Rules on Shareholder Proposals, as amended on May 21, 1998, and the extraordinary circumstances surrounding Mattel's no-action Letter of January 17, 2002, I have come to the conclusion that no rebuttal, pursuant to Rule 14a-8(k), is required on the substance of Mattel, Inc. no-action Letter of January 17, 2002.

In effect, since my request of March 12, 2002 , Mattel, Inc. has formally acknowledged not to have sent me copy, whether by fax nor by mail, of its January 17, 2002 no-action Letter, thus failing to meet the requirements of SEC Rule 14a-8(j)(1).

Therefore, I respectfully request the Staff to declare the no-action Letter of January 17, 2002 fatally flawed and to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the inclusion of the Proposal from its proxy materials for the 2002 Annual Meeting.

## I. Enforcement of the SEC rules

The only question is if Mattel's no-action Letter of January 17 is formally receivable by the Securities and Exchange Commssion in view of the fact that Mattel, Inc. has failed to send me a required notice of its no-action Letter and has made misleading representations (deceiving me by sending its response of March 7, 2002, to my Proposal, for inclusion in the proxy statement for the annual meeting, without any indication or mention that the Proposal had been challenged in a no-action letter) to prevent rebuttal of its protest letter. Failing here, as Mattel, Inc. admits it has done, is failing to meet Rule 14a-8(j)(1) which states unequivocally that "the company must simultaneously provide you [the shareholder proponent] with a copy of its submission" and is one of the procedural rules that the Securities and Exchange Commission has established in order to *aid shareholders*

The rule that was ignored by Mattel, Inc. has two purposes: give the proponent enough time to rebut a challenge by a company, and allow the Securities and Exchange Commission a balanced review in cases of disputed proposals. Here none of the purposes can be achieved due to the failing of Mattel, Inc.

At the occasion of my first proposal in 1999, I noticed that Mattel, Inc. and the Securities and Exchange Commission insisted on the strictest interpretation of the SEC rules (a minimum of 2000 dollars in market value). I had had 50 shares for over 12 months but during the 60 days prior to the date of the submission, argued Mattel's lawyer, the closing price of the stock never reached the $40 required for fulfilment of Rule 14a-8(b)(1). The highest closing price being $39 5/8, I would have failed by $18,75. The Securities and Exchange Commission then required a chart showing the high and low prices during the 60 days. It turned out that the highest price was $40 1//2. By $25, I met the requirement. No doubt that had I failed, even by the slightest margin, my proposal would have been dismissed without further argumentation.

Considering the strict interpretation of 1999, I am wondering what would have happened to my 2002 Proposal, which was sent on time by express mail from Paris, France, but was returned to me unopened by Mattel, Inc. had I not sent a cautionary fax on the day of the deadline. I strongly suspect that my Proposal would have been considered by Mattel, Inc. as failing the deadline requirement and dismissed by them as such.

The no-action Letter of January 17, 2002 must be considered as fatally flawed because the deficiency cannot be remedied. The fact that Mattel, Inc. did acknowledge to have failed to comply with Rule 14a-8(j)(1) and did apologize for its failing is no remedy.

Strict enforcement of the SEC procedural rules is the only way to avoid uncertainty – this all the more when the rules leave no room for interpretation. Individual shareholders, whose means are incomparably smaller than those of the companies they own, must be able to rely on these procedures even more than the companies themselves.

**II. Conclusion.**

Therefore, I respectfully request the Staff to recommend enforcement action to the Securites and Exchange Commission if Mattel, Inc. omits the Proposal from its proxy materials for the 2002 Annual meeting.

Copy of this letter and of the additional enclosures is sent to Mr Normile, Senior Vice President and General Counsel of Mattel, Inc.

You may contact me at telephone 011- 33 1 47 34 83 52 if you have any questions regarding this matter.

Very truly yours,

Marie-Claude Hessler-Grisel

Encl: list of appendices

**LIST OF APPENDICES**

**1** e-mail of March 12, 2002 from Mattel's Senior Counsel regarding the fax of January 17, 2002 (objet: "fax transmission failure")

**2** e-mail of March 16, 2002 .from Mattel's Senior Counsel regarding the hard copy of the January 17, 2002 letter (objet: "no evidence of courier package found")

**3** no-action Letter of January 7, 1999

**4** letter of February 10, 1999, accompanying the chart showing the high and low prices of Mattel's common stock

**Objet: Fax transmission failure**
**Date:** Tue, 12 Mar 2002 00:31:04 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>
**Copies à:** "O'Brien, Christopher" <OBRIENCH@Mattel.com>, "Normile, Robert" <NORMILER@Mattel.com>

Dear Ms. Hessler-Grisel,

I have now taken a close look at the fax transmission confirmation for our attempted January 17, 2002 transmission of the "cc" to you of our letter to the SEC, and the transmission report indicates that the transmission did not go through to you. It also appears that the person sending the fax was attempting to transmit the fax to your telephone number instead of your fax number.

I will be following up as soon as possible with regard to the international courier package that should have also gone to you and will let you know what we find.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

**Objet:** **No evidence of courier package found**
**Date:** Sat, 16 Mar 2002 13:47:15 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>

Dear Ms. Hessler-Grisel,

In my last message to you I told you I would follow up as to whether we have any record of a courier package sent to you on January 17, 2002 containing a hard copy of our letter to the SEC requesting no-action relief. We have not found any record of such a courier package. Although we intended to send a hard copy to you, it appears that we failed to do so due to a mistake made in the process of sending out the January 17, 2002 letter.

I apologize for this failure on our part.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

3.


LATHAM & WATKINS

ATTORNEYS AT LAW

633 WEST FIFTH STREET, SUITE 4000

LOS ANGELES, CALIFORNIA 90071-2007

TELEPHONE (213) 485-1234

FAX (213) 891-8763

PAUL R. WATKINS (1899 - 1973)
DANA LATHAM (1898 - 1974)

CHICAGO OFFICE
SEARS TOWER, SUITE 5800
CHICAGO, ILLINOIS 60606
PHONE (312) 876-7700, FAX 993-9767

HONG KONG OFFICE
SUITE 2205A, 22ND FLOOR
NO. 9 QUEEN'S ROAD CENTRAL
HONG KONG
PHONE + 852-2522-7886, FAX 2522-7006

LONDON OFFICE
ONE ANGEL COURT
LONDON EC2R 7HJ ENGLAND
PHONE + 44-171-374 4444, FAX 374 4460

MOSCOW OFFICE
ULITSA GASHEKA, 7, 9TH FLOOR
MOSCOW 123056, RUSSIA
PHONE + 7-095 785-1234, FAX 785-1235

NEW JERSEY OFFICE
ONE NEWARK CENTER, 16TH FLOOR
NEWARK, NEW JERSEY 07101-3174
PHONE (973) 639-1234, FAX 639-7298

NEW YORK OFFICE
885 THIRD AVENUE, SUITE 1000
NEW YORK, NEW YORK 10022-4802
PHONE (212) 906-1200, FAX 751-4864

ORANGE COUNTY OFFICE
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CALIFORNIA 92626-1925
PHONE (714) 540-1235, FAX 755-8290

SAN DIEGO OFFICE
701 "B" STREET, SUITE 2100
SAN DIEGO, CALIFORNIA 92101-8197
PHONE (619) 236-1234, FAX 696-7419

SAN FRANCISCO OFFICE
505 MONTGOMERY STREET, SUITE 1900
SAN FRANCISCO, CALIFORNIA 94111-2562
PHONE (415) 391-0600, FAX 395-8095

SILICON VALLEY OFFICE
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
PHONE (650) 328-4600, FAX 463-2600

SINGAPORE OFFICE
20 CECIL STREET, SUITE 25-02
THE EXCHANGE, SINGAPORE 049705
PHONE + 65-536-1161, FAX 536-1171

TOKYO OFFICE
INFINI AKASAKA, 8-7-15, AKASAKA, MINATO-K
TOKYO 107-0052, JAPAN
PHONE +813-3423-3970, FAX 3423-3971

WASHINGTON, D.C. OFFICE
1001 PENNSYLVANIA AVE., N.W., SUITE 130C
WASHINGTON, D.C. 20004-2505
PHONE (202) 637-2200, FAX 637-2201


January 7, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Mattel, Inc.

Ladies and Gentlemen:

On behalf of our client, Mattel, Inc. ("Mattel"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing six copies of this letter together with a proposal submitted by Ms. Marie-Claude Hessler-Grisel (the "Proponent") in a letter to Mattel dated November 25, 1998 (the "Proposal"). The Proposal requires, in pertinent part, that the Board of Directors of Mattel "inform the public, every six months starting in November 1999, of the progress achieved in the implementation of the <<Global Principles of Manufacturing>> and the resulting improvements in the working conditions of Mattel's and its subcontractors' workers." Mattel believes that the Proposal may be properly omitted from the proxy materials for Mattel's annual meeting scheduled to be held on May 5, 1999 (the "1999 Annual Meeting") because the Proponent does not meet the eligibility requirements of Rule 14a-8(b)(1) of the Exchange Act. By copy of this letter, Mattel has notified the Proponent of its intention to omit the Proposal from the 1999 Annual Meeting proxy materials.

Rule 14a-8(b)(1) states: "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities . . .

for at least one year by the date you submit the proposal." The Proponent states in the cover letter to the Proposal, "I bought 50 shares in March 1997 and 100 shares in October 1998." Accordingly, she has held only 50 shares for at least one year prior to submitting the Proposal.

The Securities and Exchange Commission in Exchange Act Release 34-20091 provides that the determination whether a proponent has held the threshold amount of securities can be made as of any date "within 60 days prior to the date of submission of the proposal." The 60th day prior to the Proponent's submission of the Proposal was September 26, 1998. During the period from September 26, 1998 to November 24, 1998, the last sale price for Mattel's common stock on the New York Stock Exchange was at all times less than $40.00 per share. The number of outstanding shares of Mattel's common stock during such period was at all times more than 5,000 shares. Based on Mattel's stock price and the number of outstanding shares of Mattel's common stock during the 60 days prior to receipt of the Proposal, the Proponent fails to satisfy the eligibility requirement set forth in 14a-8(b)(1).

Rule 14a-8(f) allows a company to exclude a proposal where the proponent does not meet the eligibility requirements. Rule 14a-8(f) does not require a company to provide a proponent with notice where the proponent's deficiency cannot be remedied. In this case, the Proponent's ownership of Mattel stock over the year from November 1997 to November 1998 is at issue, and purchases of Mattel stock subsequent to November 1998 could not cure such deficiency.

Accordingly, based on Rule 14a-8(b)(1), Mattel intends to exclude the Proposal. Mattel respectfully requests the Staff to confirm that it will not recommend enforcement action to the Securities and Exchange Commission if Mattel omits the Proposal from its proxy materials for the 1999 Annual Meeting pursuant to Rule 14a-8(f).

Please contact the undersigned (213) 891-8702 with any questions regarding this matter.

Very truly yours,

RSD

Richard S. Davis
of LATHAM & WATKINS

4.

PAUL R. WATKINS (1899 - 1973)
DANA LATHAM (1898 - 1974)

CHICAGO OFFICE
SEARS TOWER, SUITE 5800
CHICAGO, ILLINOIS 60606
PHONE (312) 876-7700, FAX 993-9767

HONG KONG OFFICE
SUITE 2205A, 22ND FLOOR
NO. 9 QUEEN'S ROAD CENTRAL
HONG KONG
HONE + 852-2522-7886, FAX 2522-7006

LONDON OFFICE
ONE ANGEL COURT
LONDON EC2R 7HJ ENGLAND
PHONE + 44-171-374 4444, FAX 374 4460

MOSCOW OFFICE
ULITSA GASHEKA, 7, 9TH FLOOR
MOSCOW 123056, RUSSIA
PHONE + 7-095 785-1234, FAX 785-1235

NEW JERSEY OFFICE
ONE NEWARK CENTER, 16TH FLOOR
NEWARK, NEW JERSEY 07101-3174
PHONE (973) 639-1234, FAX 639-7298

NEW YORK OFFICE
885 THIRD AVENUE, SUITE 1000
NEW YORK, NEW YORK 10022-4802
PHONE (212) 906-1200, FAX 751-4864

LATHAM & WATKINS
ATTORNEYS AT LAW
633 WEST FIFTH STREET, SUITE 4000
LOS ANGELES, CALIFORNIA 90071-2007
TELEPHONE (213) 485-1234
FAX (213) 891-8763

ORANGE COUNTY OFFICE
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CALIFORNIA 92626-1925
PHONE (714) 540-1235, FAX 755-8290

SAN DIEGO OFFICE
701 "B" STREET, SUITE 2100
SAN DIEGO, CALIFORNIA 92101-8197
PHONE (619) 236-1234, FAX 696-7419

SAN FRANCISCO OFFICE
505 MONTGOMERY STREET, SUITE 1900
SAN FRANCISCO, CALIFORNIA 94111-2562
PHONE (415) 391-0600, FAX 395-8095

SILICON VALLEY OFFICE
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
PHONE (650) 328-4600, FAX 463-2600

SINGAPORE OFFICE
20 CECIL STREET, SUITE 25-02
THE EXCHANGE, SINGAPORE 049705
PHONE + 65-536-1161, FAX 536-1171

TOKYO OFFICE
INFINI AKASAKA, 8-7-15, AKASAKA, MINATO-K
TOKYO 107-0052, JAPAN
PHONE +813-3423-3970, FAX 3423-3971

WASHINGTON, D.C. OFFICE
1001 PENNSYLVANIA AVE., N.W., SUITE 130C
WASHINGTON, D.C. 20004-2505
PHONE (202) 637-2200, FAX 637-2201

February 10, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
Attn: Carolyn Sherman, Esq.

Re: Mattel, Inc.

Ladies and Gentlemen:

On behalf of our client, Mattel, Inc. ("Mattel"), I have attached a chart showing the high and low prices of Mattel's common stock on the New York Stock Exchange for the 60 days prior the submission of a stockholder proposal by Ms. Marie-Claude Hessler-Grisel in a letter to Mattel dated November 25, 1998. This chart supplements the information I provided to you in my letter dated January 7, 1999.

Please contact the undersigned (213) 891-8702 with any questions regarding this matter.

Very truly yours,

Richard S. ~~Davis~~
of LATHAM & WATKINS

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

March 25, 2002

Sent via fax (202) 942-9525 and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, DC 20549

Re: Mattel, Inc's letter of January 17 and my request of March 12

Sir,

Having had now time to thoroughly review the SEC Rules on Shareholder Proposals, as amended on May 21, 1998, and the extraordinary circumstances surrounding Mattel's no-action Letter of January 17, 2002, I have come to the conclusion that no rebuttal, pursuant to Rule 14a-8(k), is required on the substance of Mattel, Inc. no-action Letter of January 17, 2002.

In effect, since my request of March 12, 2002 , Mattel, Inc. has formally acknowledged not to have sent me copy, whether by fax nor by mail, of its January 17, 2002 no-action Letter, thus failing to meet the requirements of SEC Rule 14a-8(j)(1).

Therefore, I respectfully request the Staff to declare the no-action Letter of January 17, 2002 fatally flawed and to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the inclusion of the Proposal from its proxy materials for the 2002 Annual Meeting.

## I. Enforcement of the SEC rules

The only question is if Mattel's no-action Letter of January 17 is formally receivable by the Securities and Exchange Commssion in view of the fact that Mattel, Inc. has failed to send me a required notice of its no-action Letter and has made misleading representations (deceiving me by sending its response of March 7, 2002, to my Proposal, for inclusion in the proxy statement for the annual meeting, without any indication or mention that the Proposal had been challenged in a no-action letter) to prevent rebuttal of its protest letter. Failing here, as Mattel, Inc. admits it has done, is failing to meet Rule 14a-8(j)(1) which states unequivocally that "the company must simultaneously provide you [the shareholder proponent] with a copy of its submission" and is one of the procedural rules that the Securities and Exchange

The rule that was ignored by Mattel, Inc. has two purposes: give the proponent enough time to rebut a challenge by a company, and allow the Securities and Exchange Commission a balanced review in cases of disputed proposals. Here none of the purposes can be achieved due to the failing of Mattel, Inc.

At the occasion of my first proposal in 1999, I noticed that Mattel, Inc. and the Securities and Exchange Commission insisted on the strictest interpretation of the SEC rules (a minimum of 2000 dollars in market value). I had had 50 shares for over 12 months but during the 60 days prior to the date of the submission, argued Mattel's lawyer, the closing price of the stock never reached the $40 required for fulfilment of Rule 14a-8(b)(1). The highest closing price being $39 5/8, I would have failed by $18,75. The Securities and Exchange Commission then required a chart showing the high and low prices during the 60 days. It turned out that the highest price was $40 1//2. By $25, I met the requirement. No doubt that had I failed, even by the slightest margin, my proposal would have been dismissed without further argumentation.

Considering the strict interpretation of 1999, I am wondering what would have happened to my 2002 Proposal, which was sent on time by express mail from Paris, France, but was returned to me unopened by Mattel, Inc. had I not sent a cautionary fax on the day of the deadline. I strongly suspect that my Proposal would have been considered by Mattel, Inc. as failing the deadline requirement and dismissed by them as such.

The no-action Letter of January 17, 2002 must be considered as fatally flawed because the deficiency cannot be remedied. The fact that Mattel, Inc. did acknowledge to have failed to comply with Rule 14a-8(j)(1) and did apologize for its failing is no remedy.

Strict enforcement of the SEC procedural rules is the only way to avoid uncertainty – this all the more when the rules leave no room for interpretation. Individual shareholders, whose means are incomparably smaller than those of the companies they own, must be able to rely on these procedures even more than the companies themselves.

**II. Conclusion.**

Therefore, I respectfully request the Staff to recommend enforcement action to the Securites and Exchange Commission if Mattel, Inc. omits the Proposal from its proxy materials for the 2002 Annual meeting.

Copy of this letter and of the additional enclosures is sent to Mr Normile, Senior Vice President and General Counsel of Mattel, Inc.

You may contact me at telephone 011- 33 1 47 34 83 52 if you have any questions regarding this matter.

Very truly yours,

Marie-Claude Hessler-Grisel

Encl: list of appendices

**LIST OF APPENDICES**

**1** e-mail of March 12, 2002 from Mattel's Senior Counsel regarding the fax of January 17, 2002 (objet: "fax transmission failure")

**2** e-mail of March 16, 2002 from Mattel's Senior Counsel regarding the hard copy of the January 17, 2002 letter (objet: "no evidence of courier package found")

**3** no-action Letter of January 7, 1999

**4** letter of February 10, 1999, accompanying the chart showing the high and low prices of Mattel's common stock

**Objet:** **Fax transmission failure**
**Date:** Tue, 12 Mar 2002 00:31:04 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>
**Copies à:** "O'Brien, Christopher" <OBRIENCH@Mattel.com>, "Normile, Robert" <NORMILER@Mattel.com>

Dear Ms. Hessler-Grisel,

I have now taken a close look at the fax transmission confirmation for our attempted January 17, 2002 transmission of the "cc" to you of our letter to the SEC, and the transmission report indicates that the transmission did not go through to you. It also appears that the person sending the fax was attempting to transmit the fax to your telephone number instead of your fax number.

I will be following up as soon as possible with regard to the international courier package that should have also gone to you and will let you know what we find.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

**Objet: No evidence of courier package found**
**Date:** Sat, 16 Mar 2002 13:47:15 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>

Dear Ms. Hessler-Grisel,

In my last message to you I told you I would follow up as to whether we have any record of a courier package sent to you on January 17, 2002 containing a hard copy of our letter to the SEC requesting no-action relief. We have not found any record of such a courier package. Although we intended to send a hard copy to you, it appears that we failed to do so due to a mistake made in the process of sending out the January 17, 2002 letter.

I apologize for this failure on our part.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

LATHAM & WATKINS
ATTORNEYS AT LAW
633 WEST FIFTH STREET, SUITE 4000
LOS ANGELES, CALIFORNIA 90071-2007
TELEPHONE (213) 485-1234
FAX (213) 891-8763

PAUL R. WATKINS (1899 - 1973)
DANA LATHAM (1898 - 1974)

CHICAGO OFFICE
SEARS TOWER, SUITE 5800
CHICAGO, ILLINOIS 60606
PHONE (312) 876-7700, FAX 993-9767

HONG KONG OFFICE
SUITE 2205A, 22ND FLOOR
NO. 9 QUEEN'S ROAD CENTRAL
HONG KONG
PHONE + 852-2522-7886, FAX 2522-7006

LONDON OFFICE
ONE ANGEL COURT
LONDON EC2R 7HJ ENGLAND
PHONE + 44-171-374 4444, FAX 374 4460

MOSCOW OFFICE
ULITSA GASHEKA, 7, 9TH FLOOR
MOSCOW 123056, RUSSIA
PHONE + 7-095 785-1234, FAX 785-1235

NEW JERSEY OFFICE
ONE NEWARK CENTER, 16TH FLOOR
NEWARK, NEW JERSEY 07101-3174
PHONE (973) 639-1234, FAX 639-7298

NEW YORK OFFICE
885 THIRD AVENUE, SUITE 1000
NEW YORK, NEW YORK 10022-4802
PHONE (212) 906-1200, FAX 751-4864

ORANGE COUNTY OFFICE
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CALIFORNIA 92626-1925
PHONE (714) 540-1235, FAX 755-8290

SAN DIEGO OFFICE
701 "B" STREET, SUITE 2100
SAN DIEGO, CALIFORNIA 92101-8197
PHONE (619) 236-1234, FAX 696-7419

SAN FRANCISCO OFFICE
505 MONTGOMERY STREET, SUITE 1900
SAN FRANCISCO, CALIFORNIA 94111-2562
PHONE (415) 391-0600, FAX 395-8095

SILICON VALLEY OFFICE
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
PHONE (650) 328-4600, FAX 463-2600

SINGAPORE OFFICE
20 CECIL STREET, SUITE 25-02
THE EXCHANGE, SINGAPORE 049705
PHONE + 65-536-1161, FAX 536-1171

TOKYO OFFICE
INFINI AKASAKA, 8-7-15, AKASAKA, MINATO-K
TOKYO 107-0052, JAPAN
PHONE +813-3423-3970, FAX 3423-3971

WASHINGTON, D.C. OFFICE
1001 PENNSYLVANIA AVE., N.W., SUITE 1300
WASHINGTON, D.C. 20004-2505
PHONE (202) 637-2200, FAX 637-2201

January 7, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Mattel, Inc.

Ladies and Gentlemen:

On behalf of our client, Mattel, Inc. ("Mattel"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing six copies of this letter together with a proposal submitted by Ms. Marie-Claude Hessler-Grisel (the "Proponent") in a letter to Mattel dated November 25, 1998 (the "Proposal"). The Proposal requires, in pertinent part, that the Board of Directors of Mattel "inform the public, every six months starting in November 1999, of the progress achieved in the implementation of the <<Global Principles of Manufacturing>> and the resulting improvements in the working conditions of Mattel's and its subcontractors' workers." Mattel believes that the Proposal may be properly omitted from the proxy materials for Mattel's annual meeting scheduled to be held on May 5, 1999 (the "1999 Annual Meeting") because the Proponent does not meet the eligibility requirements of Rule 14a-8(b)(1) of the Exchange Act. By copy of this letter, Mattel has notified the Proponent of its intention to omit the Proposal from the 1999 Annual Meeting proxy materials.

Rule 14a-8(b)(1) states: "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities . . .

for at least one year by the date you submit the proposal." The Proponent states in the cover letter to the Proposal, "I bought 50 shares in March 1997 and 100 shares in October 1998." Accordingly, she has held only 50 shares for at least one year prior to submitting the Proposal.

The Securities and Exchange Commission in Exchange Act Release 34-20091 provides that the determination whether a proponent has held the threshold amount of securities can be made as of any date "within 60 days prior to the date of submission of the proposal." The 60th day prior to the Proponent's submission of the Proposal was September 26, 1998. During the period from September 26, 1998 to November 24, 1998, the last sale price for Mattel's common stock on the New York Stock Exchange was at all times less than $40.00 per share. The number of outstanding shares of Mattel's common stock during such period was at all times more than 5,000 shares. Based on Mattel's stock price and the number of outstanding shares of Mattel's common stock during the 60 days prior to receipt of the Proposal, the Proponent fails to satisfy the eligibility requirement set forth in 14a-8(b)(1).

Rule 14a-8(f) allows a company to exclude a proposal where the proponent does not meet the eligibility requirements. Rule 14a-8(f) does not require a company to provide a proponent with notice where the proponent's deficiency cannot be remedied. In this case, the Proponent's ownership of Mattel stock over the year from November 1997 to November 1998 is at issue, and purchases of Mattel stock subsequent to November 1998 could not cure such deficiency.

Accordingly, based on Rule 14a-8(b)(1), Mattel intends to exclude the Proposal. Mattel respectfully requests the Staff to confirm that it will not recommend enforcement action to the Securities and Exchange Commission if Mattel omits the Proposal from its proxy materials for the 1999 Annual Meeting pursuant to Rule 14a-8(f).

Please contact the undersigned (213) 891-8702 with any questions regarding this matter.

Very truly yours,

RSD

Richard S. Davis
of LATHAM & WATKINS

LATHAM & WATKINS
ATTORNEYS AT LAW
633 WEST FIFTH STREET, SUITE 4000
LOS ANGELES, CALIFORNIA 90071-2007
TELEPHONE (213) 485-1234
FAX (213) 891-8763

PAUL R. WATKINS (1899 - 1973)
DANA LATHAM (1898 - 1974)

CHICAGO OFFICE
SEARS TOWER, SUITE 5800
CHICAGO, ILLINOIS 60606
PHONE (312) 876-7700, FAX 993-9767

HONG KONG OFFICE
SUITE 2205A, 22ND FLOOR
NO. 9 QUEEN'S ROAD CENTRAL
HONG KONG
HONE + 852-2522-7886, FAX 2522-7006

LONDON OFFICE
ONE ANGEL COURT
LONDON EC2R 7HJ ENGLAND
PHONE + 44-171-374 4444, FAX 374 4460

MOSCOW OFFICE
ULITSA GASHEKA, 7, 9TH FLOOR
MOSCOW 123056, RUSSIA
PHONE + 7-095 785-1234, FAX 785-1235

NEW JERSEY OFFICE
ONE NEWARK CENTER, 16TH FLOOR
NEWARK, NEW JERSEY 07101-3174
PHONE (973) 639-1234, FAX 639-7298

NEW YORK OFFICE
885 THIRD AVENUE, SUITE 1000
NEW YORK, NEW YORK 10022-4802
PHONE (212) 906-1200, FAX 751-4864

ORANGE COUNTY OFFICE
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CALIFORNIA 92626-1925
PHONE (714) 540-1235, FAX 755-8290

SAN DIEGO OFFICE
701 "B" STREET, SUITE 2100
SAN DIEGO, CALIFORNIA 92101-8197
PHONE (619) 236-1234, FAX 696-7419

SAN FRANCISCO OFFICE
505 MONTGOMERY STREET, SUITE 1900
SAN FRANCISCO, CALIFORNIA 94111-2562
PHONE (415) 391-0600, FAX 395-8095

SILICON VALLEY OFFICE
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
PHONE (650) 328-4600, FAX 463-2600

SINGAPORE OFFICE
20 CECIL STREET, SUITE 25-02
THE EXCHANGE, SINGAPORE 049705
PHONE + 65-536-1161, FAX 536-1171

TOKYO OFFICE
INFINI AKASAKA, 8-7-15, AKASAKA, MINATO-K
TOKYO 107-0052, JAPAN
PHONE +813-3423-3970, FAX 3423-3971

WASHINGTON, D.C. OFFICE
1001 PENNSYLVANIA AVE., N.W., SUITE 130C
WASHINGTON, D.C. 20004-2505
PHONE (202) 637-2200, FAX 637-2201

February 10, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
Attn: Carolyn Sherman, Esq.

Re: Mattel, Inc.

Ladies and Gentlemen:

On behalf of our client, Mattel, Inc. ("Mattel"), I have attached a chart showing the high and low prices of Mattel's common stock on the New York Stock Exchange for the 60 days prior the submission of a stockholder proposal by Ms. Marie-Claude Hessler-Grisel in a letter to Mattel dated November 25, 1998. This chart supplements the information I provided to you in my letter dated January 7, 1999.

Please contact the undersigned (213) 891-8702 with any questions regarding this matter.

Very truly yours,

Richard S. ~~Davis~~
of LATHAM & WATKINS

**Marie-Claude Hessler-Grisel**
**Juriste**
**23 rue Oudinot**
**75007 Paris**
**France**

March 25, 2002

Sent via fax (202) 942-9525 and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, DC 20549

Re: Mattel, Inc's letter of January 17 and my request of March 12

Sir,

Having had now time to thoroughly review the SEC Rules on Shareholder Proposals, as amended on May 21, 1998, and the extraordinary circumstances surrounding Mattel's no-action Letter of January 17, 2002, I have come to the conclusion that no rebuttal, pursuant to Rule 14a-8(k), is required on the substance of Mattel, Inc. no-action Letter of January 17, 2002.

In effect, since my request of March 12, 2002 , Mattel, Inc. has formally acknowledged not to have sent me copy, whether by fax nor by mail, of its January 17, 2002 no-action Letter, thus failing to meet the requirements of SEC Rule 14a-8(j)(1).

Therefore, I respectfully request the Staff to declare the no-action Letter of January 17, 2002 fatally flawed and to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the inclusion of the Proposal from its proxy materials for the 2002 Annual Meeting.

## I. Enforcement of the SEC rules

The only question is if Mattel's no-action Letter of January 17 is formally receivable by the Securities and Exchange Commssion in view of the fact that Mattel, Inc. has failed to send me a required notice of its no-action Letter and has made misleading representations (deceiving me by sending its response of March 7, 2002, to my Proposal, for inclusion in the proxy statement for the annual meeting, without any indication or mention that the Proposal had been challenged in a no-action letter) to prevent rebuttal of its protest letter. Failing here, as Mattel, Inc. admits it has done, is failing to meet Rule 14a-8(j)(1) which states unequivocally that "the company must simultaneously provide you [the shareholder proponent] with a copy of its submission" and is one of the procedural rules that the Securities and Exchange

The rule that was ignored by Mattel, Inc. has two purposes: give the proponent enough time to rebut a challenge by a company, and allow the Securities and Exchange Commission a balanced review in cases of disputed proposals. Here none of the purposes can be achieved due to the failing of Mattel, Inc.

At the occasion of my first proposal in 1999, I noticed that Mattel, Inc. and the Securities and Exchange Commission insisted on the strictest interpretation of the SEC rules (a minimum of 2000 dollars in market value). I had had 50 shares for over 12 months but during the 60 days prior to the date of the submission, argued Mattel's lawyer, the closing price of the stock never reached the $40 required for fulfilment of Rule 14a-8(b)(1). The highest closing price being $39 5/8, I would have failed by $18,75. The Securities and Exchange Commission then required a chart showing the high and low prices during the 60 days. It turned out that the highest price was $40 1//2. By $25, I met the requirement. No doubt that had I failed, even by the slightest margin, my proposal would have been dismissed without further argumentation.

Considering the strict interpretation of 1999, I am wondering what would have happened to my 2002 Proposal, which was sent on time by express mail from Paris, France, but was returned to me unopened by Mattel, Inc. had I not sent a cautionary fax on the day of the deadline. I strongly suspect that my Proposal would have been considered by Mattel, Inc. as failing the deadline requirement and dismissed by them as such.

The no-action Letter of January 17, 2002 must be considered as fatally flawed because the deficiency cannot be remedied. The fact that Mattel, Inc. did acknowledge to have failed to comply with Rule 14a-8(j)(1) and did apologize for its failing is no remedy.

Strict enforcement of the SEC procedural rules is the only way to avoid uncertainty – this all the more when the rules leave no room for interpretation. Individual shareholders, whose means are incomparably smaller than those of the companies they own, must be able to rely on these procedures even more than the companies themselves.

## II. Conclusion.

Therefore, I respectfully request the Staff to recommend enforcement action to the Securites and Exchange Commission if Mattel, Inc. omits the Proposal from its proxy materials for the 2002 Annual meeting.

Copy of this letter and of the additional enclosures is sent to Mr Normile, Senior Vice President and General Counsel of Mattel, Inc.

You may contact me at telephone 011- 33 1 47 34 83 52 if you have any questions regarding this matter.

Very truly yours,

Marie-Claude Hessler-Grisel

Encl: list of appendices

**LIST OF APPENDICES**

**1** e-mail of March 12, 2002 from Mattel's Senior Counsel regarding the fax of January 17, 2002 (objet: "fax transmission failure")

**2** e-mail of March 16, 2002 from Mattel's Senior Counsel regarding the hard copy of the January 17, 2002 letter (objet: "no evidence of courier package found")

**3** no-action Letter of January 7, 1999

**4** letter of February 10, 1999, accompanying the chart showing the high and low prices of Mattel's common stock

**Objet: Fax transmission failure**
**Date:** Tue, 12 Mar 2002 00:31:04 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>
**Copies à:** "O'Brien, Christopher" <OBRIENCH@Mattel.com>, "Normile, Robert" <NORMILER@Mattel.com>

Dear Ms. Hessler-Grisel,

I have now taken a close look at the fax transmission confirmation for our attempted January 17, 2002 transmission of the "cc" to you of our letter to the SEC, and the transmission report indicates that the transmission did not go through to you. It also appears that the person sending the fax was attempting to transmit the fax to your telephone number instead of your fax number.

I will be following up as soon as possible with regard to the international courier package that should have also gone to you and will let you know what we find.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

2.

**Objet:** **No evidence of courier package found**
**Date:** Sat, 16 Mar 2002 13:47:15 -0800
**De:** "Gholson, Norman" <GHOLSONN@Mattel.com>
**A:** "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>

Dear Ms. Hessler-Grisel,

In my last message to you I told you I would follow up as to whether we have any record of a courier package sent to you on January 17, 2002 containing a hard copy of our letter to the SEC requesting no-action relief. We have not found any record of such a courier package. Although we intended to send a hard copy to you, it appears that we failed to do so due to a mistake made in the process of sending out the January 17, 2002 letter.

I apologize for this failure on our part.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

# LATHAM & WATKINS

ATTORNEYS AT LAW

633 WEST FIFTH STREET, SUITE 4000

LOS ANGELES, CALIFORNIA 90071-2007

TELEPHONE (213) 485-1234

FAX (213) 891-8763

PAUL R. WATKINS (1899 - 1973)
DANA LATHAM (1898 - 1974)

CHICAGO OFFICE
SEARS TOWER, SUITE 5800
CHICAGO, ILLINOIS 60606
PHONE (312) 876-7700, FAX 993-9767

HONG KONG OFFICE
SUITE 2205A, 22ND FLOOR
NO. 9 QUEEN'S ROAD CENTRAL
HONG KONG
PHONE + 852-2522-7886, FAX 2522-7006

LONDON OFFICE
ONE ANGEL COURT
LONDON EC2R 7HJ ENGLAND
PHONE + 44-171-374 4444, FAX 374 4460

MOSCOW OFFICE
ULITSA GASHEKA, 7, 9TH FLOOR
MOSCOW 123056, RUSSIA
PHONE + 7-095 785-1234, FAX 785-1235

NEW JERSEY OFFICE
ONE NEWARK CENTER, 16TH FLOOR
NEWARK, NEW JERSEY 07101-3174
PHONE (973) 639-1234, FAX 639-7298

NEW YORK OFFICE
885 THIRD AVENUE, SUITE 1000
NEW YORK, NEW YORK 10022-4802
PHONE (212) 906-1200, FAX 751-4864

ORANGE COUNTY OFFICE
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CALIFORNIA 92626-1925
PHONE (714) 540-1235, FAX 755-8290

SAN DIEGO OFFICE
701 "B" STREET, SUITE 2100
SAN DIEGO, CALIFORNIA 92101-8197
PHONE (619) 236-1234, FAX 696-7419

SAN FRANCISCO OFFICE
505 MONTGOMERY STREET, SUITE 1900
SAN FRANCISCO, CALIFORNIA 94111-2562
PHONE (415) 391-0600, FAX 395-8095

SILICON VALLEY OFFICE
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
PHONE (650) 328-4600, FAX 463-2600

SINGAPORE OFFICE
20 CECIL STREET, SUITE 25-02
THE EXCHANGE, SINGAPORE 049705
PHONE + 65-536-1161, FAX 536-1171

TOKYO OFFICE
INFINI AKASAKA, 8-7-15, AKASAKA, MINATO-K
TOKYO 107-0052, JAPAN
PHONE +813-3423-3970, FAX 3423-3971

WASHINGTON, D.C. OFFICE
1001 PENNSYLVANIA AVE., N.W., SUITE 130C
WASHINGTON, D.C. 20004-2505
PHONE (202) 637-2200, FAX 637-2201


January 7, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Mattel, Inc.

Ladies and Gentlemen:

On behalf of our client, Mattel, Inc. ("Mattel"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing six copies of this letter together with a proposal submitted by Ms. Marie-Claude Hessler-Grisel (the "Proponent") in a letter to Mattel dated November 25, 1998 (the "Proposal"). The Proposal requires, in pertinent part, that the Board of Directors of Mattel "inform the public, every six months starting in November 1999, of the progress achieved in the implementation of the <<Global Principles of Manufacturing>> and the resulting improvements in the working conditions of Mattel's and its subcontractors' workers." Mattel believes that the Proposal may be properly omitted from the proxy materials for Mattel's annual meeting scheduled to be held on May 5, 1999 (the "1999 Annual Meeting") because the Proponent does not meet the eligibility requirements of Rule 14a-8(b)(1) of the Exchange Act. By copy of this letter, Mattel has notified the Proponent of its intention to omit the Proposal from the 1999 Annual Meeting proxy materials.

Rule 14a-8(b)(1) states: "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities . . .

for at least one year by the date you submit the proposal." The Proponent states in the cover letter to the Proposal, "I bought 50 shares in March 1997 and 100 shares in October 1998." Accordingly, she has held only 50 shares for at least one year prior to submitting the Proposal.

The Securities and Exchange Commission in Exchange Act Release 34-20091 provides that the determination whether a proponent has held the threshold amount of securities can be made as of any date "within 60 days prior to the date of submission of the proposal." The 60th day prior to the Proponent's submission of the Proposal was September 26, 1998. During the period from September 26, 1998 to November 24, 1998, the last sale price for Mattel's common stock on the New York Stock Exchange was at all times less than $40.00 per share. The number of outstanding shares of Mattel's common stock during such period was at all times more than 5,000 shares. Based on Mattel's stock price and the number of outstanding shares of Mattel's common stock during the 60 days prior to receipt of the Proposal, the Proponent fails to satisfy the eligibility requirement set forth in 14a-8(b)(1).

Rule 14a-8(f) allows a company to exclude a proposal where the proponent does not meet the eligibility requirements. Rule 14a-8(f) does not require a company to provide a proponent with notice where the proponent's deficiency cannot be remedied. In this case, the Proponent's ownership of Mattel stock over the year from November 1997 to November 1998 is at issue, and purchases of Mattel stock subsequent to November 1998 could not cure such deficiency.

Accordingly, based on Rule 14a-8(b)(1), Mattel intends to exclude the Proposal. Mattel respectfully requests the Staff to confirm that it will not recommend enforcement action to the Securities and Exchange Commission if Mattel omits the Proposal from its proxy materials for the 1999 Annual Meeting pursuant to Rule 14a-8(f).

Please contact the undersigned (213) 891-8702 with any questions regarding this matter.

Very truly yours,

RSD

Richard S. Davis
of LATHAM & WATKINS

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Mattel, Inc.
Incoming letter dated January 17, 2002

The proposal requests that Mattel adopt a policy of paying its workers and requesting that its subcontractors pay their workers, an income "substantially above today's wages."

There appears to be some basis for your view that Mattel may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7), as relating to ordinary business matters, (i.e., general employee compensation). Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel